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MAY 2 2002

070

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

24-4436

RECD

MAY 2002

OSBR

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Family Heritage Estate Portfolio, Inc.
(Exact name of issuer as specified in its charter)

PROCESSED
MAY 03 2002
THOMSON FINANCIAL

Pennsylvania
(State or other jurisdiction of incorporation or organization)

Settlers Cabin Business Center, 102 Merchant Lane, Pittsburgh, PA 15205 (412)809-9890
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Joel M. Nagel, Esq. 1100 Liberty Ave., Suite 3, Pittsburgh, PA 15222 (412)263-2707
(Name, address, including zip code, and telephone number, including area code, of agent for service)

5046	**25-1663558**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq*. Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

PART I— NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

1. **William A. Atkinson, II**

   Residential Address: **445 Herbst Manor, Coraopolis, PA 15108**
   Business Address: **Settlers Cabin Business Center, 102 Merchant Lane, Pittsburgh, PA 15205**

2. **James R. Walker**

   Residential Address: **440 Fox Road, Route 9, Lexington, OH 44904**
   Business Address **3411 Lindsey Road, Lexington, OH 44904**

3. **Linda Maloney**

   Residential Address: **1151 Biltmore Avenue, Dormont, PA 15216**
   Business Address: **Settlers Cabin Business Center, 102 Merchant Lane, Pittsburgh, PA 15205**

4. **Melinda Gerrell**

   Residential Address: **3411 Lindsey Road, Lexington, OH 44904**
   Business Address **3411 Lindsey Road, Lexington, OH 44904**

5. **Patricia Diaz**

   Residential Address: **118 Mallard Drive, Mckees Rocks, PA 15136**
   Business Address: **Settlers Cabin Business Center, 102 Merchant Lane, Pittsburgh, PA 15205**

6. **Kathleen Mack**

   Residential Address: 147 E. Main Street, Lexington, OH 44904
   Business Address 3411 Lindsey Road, Lexington, OH 44904

(b) the issuer's officers;

1. **President** - **William L. Atkinson, II**
2. **Executive Vice President** - **James R. Walker**
3. **Vice President and Secretary** - **Linda Maloney**
4. **Vice President and Treasurer** - **Melinda Gerrell**

(c) the issuer's general partners;

Not applicable

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

1. **William L. Atkinson, II**
2. **James R. Walker**
3. **Linda Maloney**
4. **Melinda Gerrell**
5. **Patricia Diaz**
6. **Kathleen Mack**

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Not Applicable

(f) promoters of the issuer;

William L. Atkinson, II
(Address same as above)

(g) affiliates of the issuer;

Not Applicable

(h) counsel to the issuer with respect to the proposed offering;

Joel M. Nagel, Esq.
Nagel & Associates
1100 Liberty Avenue, Suite Three
Pittsburgh, PA 15222

(i) each underwriter with respect to the proposed offering;

Not Applicable

(j) the underwriter's directors;

Not Applicable

(k) the underwriter's officers;

Not Applicable

(l) the underwriter's general partners; and

Not Applicable

(m) counsel to the underwriter.

Not Applicable

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No persons identified in response to item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

The securities are to be listed in all 50 of the United States.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

Not Applicable

(1) the name of such issuer;

(2) the title and amount of securities issued;

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

(4) the names and identities of the persons to whom the securities were issued.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The issuer is not currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

There are no arrangements known to the issuer or to any person names in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication authorized by Rule 254 was used prior to the filing of this notification.

PART II — OFFERING CIRCULAR

Financial Statement requirements, regardless of the applicable disclosure model, are specified in Part F/S of this Form 1-A.

The Commission encourages the use of management's projections of future economic performance that have a reasonable basis and are presented in an appropriate format. See Rule 175, 17 CFR 230.175.

The narrative disclosure contents of offering circulars are specified as follows:

A: For all corporate issuers — the information required by Model A of this Part II of Form 1-A.

B: For all other issuers and for any issuer that so chooses — the information required by either Part I of Form SB-2, 17 CFR 239.29, except for the financial statements called for there, or Model B of this Part II of Form 1-A. Offering circulars prepared pursuant to this instruction need not follow the order of the items or other requirements of the disclosure form. Such information shall not, however, be set forth in such a fashion as to obscure any of the required information or any information necessary to keep the required information from being incomplete or misleading. Information requested to be presented in a specified tabular format shall be given in substantially the tabular form specified in the item.

* *

OFFERING CIRCULAR MODEL A.

GENERAL INSTRUCTIONS:

Each question in each paragraph of this part shall be responded to; and each question and any notes, but not any instructions thereto, shall be restated in its entirety. If the question or series of questions is inapplicable, so state. If the space provided in the format is insufficient, additional space should be created by cutting and pasting the format to add more lines.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may have liability to investors. The selling agents should exercise appropriate diligence to determine that no such inaccuracy or incompleteness has occurred, or they may be liable.

COVER PAGE

Family Heritage Estate Portfolio, Inc.
(Exact name of Company as set forth in Charter)

Type of securities offered: **Investment Contracts**

The investment contracts are made up of three material elements. The first element is a Franchise Investment Agreement which grants the investor (franchisee) an ownership interest in an automated teller machine and the right to operate it. The second element is a compulsory Franchise-Lease Agreement between the investor and Family Heritage Estate Portfolio, Inc. The franchise lease agreement gives Family Heritage the exclusive right to manage and operate the automatic teller machine for the investor. Family Heritage is obligated to pay the investor a monthly payment composed of a base fee and a fluctuating unit rate fee based on the performance of the particular automated teller machine. The third element is the subscription agreement which combines the two agreements, the Franchise Investment Agreement and the Franchise-Lease Agreement, into a single investment unit which, upon mutual agreement between Family Heritage and the investor, creates an investment contract.

Maximum number of securities offered: **1,000**

Minimum number of securities offered: **0**

Price per security: **$5,000.00**

Total proceeds: If maximum sold: **$5,000,000.00** If minimum sold: **$0.00**
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? **NO – however Issuer reserves the right to employ selling agents at a later date.**
If yes, what percent is commission of price to public? ____________________%

Is there other compensation to selling agent(s)? [ ] Yes **[X]** No

Is there a finder's fee or similar payment to any person? [ ] Yes **[X]** No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes **[X]** No (See

Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals?	[ ] Yes [**X**] No (See Question No. 25)
Is transfer of the securities restricted?	[ ] Yes [**X**] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[**X**] Is currently conducting operations.
[**X**] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

SEE ITEM NO. 2 BELOW FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

This offering has been registered for offer and sale in the following states:

It is the intent to register this security in all 50 of the United States. As registration is completed in each state, the dates, state filing number and effective date will be added to the Form. Purchasers in this offering and any subsequent trading market must be residents of the states in which the securities are registered, or in which there is an applicable state exemption.

State	*State File No.*	*Effective Date*

The initial offering period is expected to commence June 1, 2002 and will extend for one year after the commencement date. This period may be extended at the option of the Issuer.

INSTRUCTION: The Cover Page of the Offering Circular is a summary of certain essential information and should be kept on one page if at all possible. For purposes of characterizing the Company on the cover page, the term "development stage" has the same meaning as that set forth in Statement of Financial Accounting Standards No. 7 (June 1, 1975).

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED

HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 160 pages.

THE COMPANY

1. Exact corporate name: **Family Heritage Estate Portfolio, Inc.**

   State and date of incorporation: **Pennsylvania – July 24, 1991**

   Street address of principal office: **Settlers Cabin Business Center, 102 Merchant Lane, Pittsburgh, PA 15205**

   Company Telephone Number: **(412) 809-9890**

   Fiscal year: October 31
   (month) (day)

   Person(s) to contact at Company with respect to offering:

   William L Atkinson, II

   Telephone Number (if different from above): (_____)________________________

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

   (1) <u>Relatively New Market</u>

   ___The automated teller machine (ATM) industry prior to 1996 was regulated and largely confined to the operation and control of banking institutions. Considering the short history of independent operators in the ATM industry, it is hard to ascertain the true ability of independent operators to succeed and prosper in the marketplace. Moreover, the market includes large competitors in the form of banking institutions with powerful reserves and strong financial standing. If in the future, banking institutions decide to offer ATM services free of charge, the market for independent operators could be adversely affected.

(2) Short Operating History of Company

Family Heritage Estate Portfolio, Inc. (hereinafter "Family Heritage") has been operating in the ATM industry for four years prior to this securities offering. Although Family Heritage has been successful, there is no guarantee that Family Heritage will continue to make gains in the future as represented in its initial four (4) years.

(3) No Established Trading Market for the Securities

There is no established or other known trading market for the securities (investment contracts) being offered to prospective investors. The securities are intended to benefit the individual investors and not the entire class of securities. Some securities may outperform other securities which may affect the marketability of such instruments. Therefore, investors may find that a secondary market is not available and will not become available for the resale of this security.

Furthermore, Family Heritage will be required to pay a base monthly fee of $50.00 for each $5,000 investment, regardless of resale price, so long as the entire pool of ATM's in this offering maintain an average level of 150 surcharged transactions per machine, per month. Family Heritage will also pay 10¢ per surcharged transaction on each ATM. The paid-out transaction fee will be divided among the number of investments in each particular ATM. There will be no deviation from this payment schedule.

(4) Nature of Business

The profitability of ATMs is highly dependent on the location where transactions are conducted. It is highly possible that a given ATM will not achieve the desired transactions to reach the level of profitability perceived by the investor.

(5) Business Dependent on Key Individuals

Investors will have no right or power to take part in the management of the corporation. As a result, the success of the corporation and the particular ATM invested in will depend largely upon the ability and continuity of the Directors and the Executive Officers of Family Heritage.

(6) Applicable Law

Family Heritage must comply with various legal requirements, including requirements imposed by the securities laws and tax laws in various jurisdictions. Should any of those laws change over the life of the investment or the corporation, the legal requirements, to which the corporation and investors may be subject, could differ materially and adversely from current requirements.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

INSTRUCTION: The Company should avoid generalized statements and include only those factors which are unique to the Company. No specific number of risk factors is required to be identified. If more than 16 significant risk factors exist, add additional lines and number as appropriate. Risk factors may be due to such matters as cash flow and liquidity problems, inexperience of management in managing a business in the particular industry, dependence of the Company on an unproven product, absence of an existing market for the product (even though management may believe a need exists), absence of an operating history of the Company, absence of profitable operations in recent periods, an erratic financial history, the financial position of the Company, the nature of the business in which the Company is engaged or proposes to engage, conflicts of interest with management, arbitrary establishment of offering price, reliance on the efforts of a single individual, or absence of a trading market if a trading market is not expected to develop. Cross references should be made to the Questions where details of the risks are described.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Family Heritage is focused on the development of a Franchise business that profitably operates Automatic Teller Machines (ATMs) and provides marketing and technical consulting services. Family Heritage consulting activities consist of advising ATM owners on the proper implementation of business structures to operate their ATM in a profitable and efficient manner.

Presently, Family Heritage sells ATM operations to individual Franchisees for a price of $25,000.00. The Franchisee receives the Family Heritage name, training on the operation and management of the ATM, the ATM equipment, and on-going support services, including consulting from Family Heritage. The ATMs are placed in high pedestrian traffic areas such as commercial centers shopping malls and office buildings.

Under this securities offering, Family Heritage proposes to continue to sell the Franchises but, in addition, the Franchises would be leased back to Family Heritage so that Family Heritage may operate and manage the ATM. For a $5,000.00 investment, Family Heritage will grant each investor a 1/5th ownership

right in an ATM, managed and operated by Family Heritage. Each ATM is manufactured with a specific serial number. Each ATM with its identifiable serial number will be assigned by transfer of title to up to five investors. Each investor will be notified immediately of the applicable ATM serial number and location. The investor*s* will not be allowed to make any decisions or control the operations of the ATM. The investor will receive $50.00 per month on their investment based upon <u>all of the ATM's</u> in the offering maintaining on average 150 surcharged transactions per machine, per month (surcharge transaction pool). The "surcharged transactions" are those transactions which involve the withdrawal of cash from the ATMs in the offering. A monthly report of the surcharged transactions per month for each ATM will be produced by Family Heritage detailing the use of each ATM. This report will be provided to investors upon request. If the surcharge transaction pool does not maintain an average of 150 surcharged transactions per machine, per month, then Family Heritage is not obligated to pay $50.00 but instead may reduce the payment by the percent of decline in average surcharged transactions. For example, if the surcharge transaction pool fell to an average of 100 surcharged transactions per machine per month then the payment could be reduced 33% to $33.50 per month.

Additionally, each investor's return will include 2¢ per surcharged transaction on the investor's ATM for each $5,000 investment. The aggregate profit provided for <u>each</u> surcharged transaction on <u>each</u> ATM is 10¢. The paid-out transaction fee of 10¢ will be divided among the number of investments in each particular ATM (2¢ per $5,000 investment). Again, each investor will be assigned the serial number for the particular ATM for which Family Heritage will maintain a separate report detailing each surcharged transaction during each month. The investor will receive a monthly distribution on their investment based upon the average amount of surcharged transactions on the whole installed base of ATM's operated by Family Heritage and the 2¢ per surcharged transaction on the investor's particular ATM.

On a day to day basis, Family Heritage will purchase ATMs, deliver them to selected locations, supply vault cash (unless provided by a merchant), manage vault cash, monitor usage of ATMs under lease (if no transactions, determine if due to lack of cash or need for maintenance) and take appropriate actions through use of approved contractors.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Over the past four years, Family Heritage has developed a market for the franchising of ATMs. Family Heritage uses proceeds from its Franchise sales to pay the costs associated with: (1) the purchase of equipment, (2) the marketing and sales of the Franchises, (3) training of and consulting with Franchisees, (4) legal, accounting, and professional services, (4) federal, state, and local government compliance and taxes, and (6) the administration of the Franchise. Family Heritage consulting activities consists of advising ATM owners on the proper implementation of business structures to operate their ATM in a profitable and efficient manner, including how and where to locate machines. Income is generated through transaction fees and interchange payments (those fees paid and charged to issuer participants for transactions conducted by cardholders of the respective issuer participants at an ATM.)

Under the terms of the present Franchise Investment Agreement, the Investor is granted the right to participate in the operation of each Franchise at a single location. The Investor may purchase an interest in more than one location, but, to ensure no two Franchises are operating in close proximity; an exclusive area of territory is granted to each Franchise. The exclusivity is granted upon investment and will depend on the site chosen. For example, exclusivity may be limited to a particular building in a busy downtown area or a shopping mall in a suburban location. Exclusivity is determined by the amount of pedestrian traffic in the judgment of the officers of Family Heritage.

Unlike Family Heritage's present operations, Family Heritage will have the investor sign three agreements, the Franchise Investment Agreement, the Franchise Lease Agreement, and the Subscription Agreement. Through these agreements, Family Heritage would offer to the prospective investor an interest in the operation and profits of an ATM. Each ATM Franchise has a retail value of $25,000. A potential investor could invest $5,000 which would give the investor a 1/5 interest in one ATM Franchise (which includes the same amount of interest in the ATM itself) and a return on investment based upon the number of surcharged transactions on the entire installed base of ATM's in this security offering. The return on investment is explained in-depth in question 3(a) above. The potential investor could invest $25,000 which would give the investor 100% interest in the ATM Franchise and a return on their investment based on the number of surcharged transactions on the entire installed base of ATM's in this security offering or partial interests in several ATMs as deemed appropriate by Family Heritage. Of course, the investor can invest in as many units as he or she chooses. Family Heritage will provide all the supplies, support and maintenance of the ATM with no managerial control exercised by the investor.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

In April, 1996, the ATM industry was deregulated to allow independent operators the ability to offer complete ATM services. At the same time as deregulation, ATM manufacturers like Diebold, Triton and NCR began marketing low-cost, free standing ATM's for indoor use that allowed for a simple dial-up connection. The combination of increased revenue and reduced equipment, operating and installation costs lowered the break-even point for merchant's operating their own ATM's.

As a result, there has been an explosion of businesses providing ATM systems, service transaction processing and management, and various combinations of those services. Family Heritage's traditional franchise product (non-security) has focused on providing to its customers the full compliment of ATM services. Family Heritage provides the customer with the actual ATM, installation, and training to operate the ATM. Under the security offering, which may be referred to as a investment contract and is in essence a franchise leaseback, the investor will be investing directly in the ownership of each ATM through 1/5th increments of $5,000 and not be in control of the operations of the ATM, as under the current ATM Franchises that Family Heritage offers. The Franchise Agreement does not expire however the Franchise Lease Agreement will expire in 25 years and would be renewed for additional periods of time upon the consent of both parties.

Family Heritage has a number of competitors in the ATM industry. However, due to the newness of the industry, competitors are concentrated in certain regions of the nation, thus marginalizing their impact on Family Heritage operations. For example some of the competitors are National ATM Wholesale in Georgia, Financial Technologies, Inc in Mississippi, ATM Services, L.L.C. in New Jersey, Cashcity ATM Services, Inc. in Alberta, Landlord ATM in Washington, and XtraCash ATM in California. The trend for most ATM providers is the ability to provide a turnkey operation where the customer does not need to be involved in any management of the ATM. Moreover, as the industry progresses over time. substantial consolidation of industry participants is inevitable.

Family Heritage presently operates the majority of its business in the Midwest and Eastern states. Family Heritage is fully engaged in establishing its presence as a national provider of ATM products and services. As its presence begins to

grow, it is anticipated that Family Heritage will begin to compete with regional ATM providers in price and quality of service. However, Family Heritage provides a service substantially different from its competitors in that it concentrates on franchises of each ATM.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Item 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Family Heritage does not plan to employ a marketing strategy beyond the potential use of commissioned selling agents, limited marketing, and the work of the Executive Officers and Directors.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

Due to the nature of the business, Family Heritage has no back log currently or historically.

As of _____/_____/_____ $__________
(a recent date)

As of _____/_____/_____ $__________
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

Family Heritage currently employs six employees. Two employees handle day to day operations. Two employees are involved in sales and marketing. One employee performs accounting functions. One employee performs clerical work. It is anticipated that within the next twelve months, two new employees will be added. One will be a compliance officer to manage and oversee all aspects of on-going registration reporting requirements and miscellaneous government reporting obligations. The other new employee will be hired to perform additional operations and clerical work.

None of the employees are subject to collective bargaining agreements. The employees have never threatened to strike.

At the end of each fiscal year, a bonus based on corporate performance is issued to all directors. The President and the Executive Vice President receive an automobile allowance. All employees receive two weeks of paid vacation.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

Family Heritage leases space at Settler's Cabin Business Center, 102 Merchant Lane, Pittsburgh, PA under a three-year office lease agreement. The lease requires Family Heritage to pay $43,416.00 over the life of the lease. The lease contains a renewal option exercisable in 2004.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

Family Heritage's operations are dependent on trade secrets consisting of information relating to the preparation, marketing, and selling of Family Heritage services and related products, and including the information contained in any Franchise documents. As part of the Franchise Investment Agreement, the Investor is required not use or publicize any information gained from its relationship with Family Heritage during, and within a two year period after, their relationship. Moreover, there is non-compete clause which states that within one year of the termination of the Franchise, the Investor will not engage in business similar to Family Heritage within 10 miles of any Family Heritage owned or franchised operation. Under the security offered in this filing, the trade secrets will not be disclosed to potential investors and therefore Family Heritage will not be at risk to the exposure of trade secrets to the extent under the Franchise arrangement.

Family Heritage does not expend any amounts for research and development.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

Family Heritage's business is subject to state and federal banking (solely as related to ATMs), franchise and securities laws. Since the expansion of the industry, there have been several operators who have used fraudulent selling schemes which have brought extensive scrutiny upon the operations of all businesses in the industry by state and federal securities commissions. This fact is part of the impetus of Family Heritage's present security filing.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

There are no subsidiaries of the Company.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

In 1991, Family Heritage was incorporated in Pennsylvania to develop a profitable business vehicle. However, until 1997, Family Heritage was dormant without business operations. In 1997, after the deregulation of ATMs, Family

Heritage developed a business strategy centered on the provision of ATM franchises. For the past four years, Family Heritage has been profitable and gradually growing in customers and employees.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

The company was profitable in the last fiscal year. Question 4 is not applicable to Family Heritage Estate Portfolio, Inc.

	Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
(1)			
(2)			
(3)			
(4)			
(5)			

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)
Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

INSTRUCTION: The inquiries under Business and Properties elicit information concerning the nature of the business of the Company and its properties. Make clear what aspects of the business are presently in operation and what aspects are planned to be in operation in the future. The description of principal properties should provide information which will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of the individual properties or legal descriptions by metes and bounds are not required and should not be given.

As to Question 4, if more than five events or milestones exist, add additional lines as necessary. A "milestone" is a significant point in the Company's development or an obstacle which the Company must overcome in order to become profitable.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

The securities being offered are neither common stock nor exercisable for, nor are they convertible into, common stock. The current offering is an investment contract with particular rights pertaining thereto. Therefore, the section entitled "Offering Price Factors" is not applicable to Family Heritage Estate Portfolio, Inc.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

   Total $ **N/A** ($__________ per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

   Offering Price Per Share / Net After-Tax Earnings Last Year Per Share = **N/A** (price/earnings multiple)

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

   $ **N/A** ($__________ per share)

   If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: **N/A** %

If the minimum is sold: **N/A** %

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: **N/A** *

If the minimum is sold: **N/A** *

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: **N/A**. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $ **N/A** .

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

> *INSTRUCTION*: Financial information in response to Questions 5, 6 and 7 should be consistent with the Financial Statements. Earnings per share for purposes of Question 5 should be calculated by dividing earnings for the last fiscal year by the weighted average of outstanding shares during that year. No calculations should be shown for periods of less than one year or if earnings are negative or nominal. For purposes of Question 8, the "offering price" of any options, warrants or rights or convertible securities in the offering is the respective exercise or conversion price.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount $	**If Maximum Sold Amount %**
Total Proceeds	$ 0.00	$ 5,000,000
Less: Offering Expenses	100%	$100%
Commissions & Finders Fees	$ 0.00	$ 850,000
Legal & Accounting	$ 65,000	$ 65,000
Copying & Advertising	$ 6,000	$ 6,000
Other (Specify):		
State Regulatory fees	$ 16,000	$ 16,000
Net Proceeds from Offering	($ 87,000)	$ 4,063,000
Use of Net Proceeds		
Automated Teller Machines	0	$ 2,014,248 (1)
Bank Charges	0	5,821 (9)
Computer Expenses	0	18,500

Licenses & Permits	0	7,762 (3)
Office Expenses	0	55, 735 (10)
Automobile Expenses	0	33,500
Dues and Subscriptions	0	2,900
Meals & Entertainment	0	3,875
Postage	0	9,500
Telephone	0	18,500 (6)
Travel	0	28,000
Lease Expense	0	500,000 (2)
Insurance	0	24,090 (5)
Payroll	0	475,569 (7)
Taxes	0	60,000 (4)
Rent Expense	0	15,000
Law & Accounting Fees	0	100,000 (8)
Marketing Fee	0	50,000
Vault Cash for Machines	0	640,000
Total Use of Net Proceeds	($ 87,000)	($ 4,063,000)
Total use of proceeds	($ 87,000) 100%	$ 5,000,000 100%

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Numbers in parenthesis indicate priority of expenses. Unnumbered expenses are equal in priority and follow (10).

As can be seen by the Financial Statements and the Use of Proceeds section, if no securities are sold or if only several securities are sold, Family Heritage would be able to cover the expenses associated with the security offering out of available reserves. The payment of these offering expenses would not affect Family Heritage's ability to operate. The payment, however, would result in a substantial financial loss against the profits Family Heritage has made over the

past four years as well as its potential capitalization.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

No other amount of funds from other sources will be used in conjunction with the proceeds from this offering unless there are too few investors. In such case, funds from the present savings and earnings of Family Heritage may be used to satisfy expense commitments for the offering.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

No part of the proceeds will be used to discharge indebtedness.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

No material amount of the proceeds will be used to acquire assets other than in the ordinary course of business.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

No portion of the proceeds will be used for such reimbursements

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

    The company is neither having nor anticipates having within the next 12 months any cash flow or liquidity problems. Moreover, it is not in default or breach on any note, loan, lease or other indebtedness or financing arrangement. There is not a significant amount of trade payables. The company is not subject to any unsatisfied judgments, liens or settlement obligations.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

    The proceeds from this offering will satisfy the Company's cash requirements for the next 12 months. Also, there exists and will continue to exist a cash flow from on-going operations in ATM franchises.

INSTRUCTION: Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate. Footnotes should be used to indicate those items of offering expenses that are estimates. Set forth in separate categories all payments which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's business.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As of:	**As Adjusted**	
	/ / (date)	**Minimum**	**Maximum**
Debt:			
Short-term debt (average interest rate ___%)	$0	$0	$0
Long-term debt (average interest rate ___%)	$0	$0	$0
Total debt	$0	$0	$0
Stockholders equity (deficit):	$100	$100	$100
Preferred stock — par or stated value (by class of preferred in order of preferences)			
______________	$0	$0	$0
______________	______	______	______
______________	______	______	______
Common stock — par or stated value	$100	$100	$100
Additional paid in capital	$0	$	$
Retained earnings (deficit)	$158,828	$223,932	$1,807,922
Total stockholders equity (deficit)	$158,828	$224,032	$1,808,022
Total Capitalization	$158,828	$224,032	$1,808,022

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares Authorized	Per Share
None	None	N/A

Number of common shares authorized: 100 shares. Par or stated value per share, if any: $1.00

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: ________ shares.

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "long term debt" and so indicate by footnote to that category in the capitalization table.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[ ] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:
[X] Other: **Investment Contracts (Franchise Agreements Franchise Leasebacks)**

Under the investment contract the funds of each investor will be grouped with up tp four other investors in a single ATM franchise. Those five investors will have title to, at the sole discretion of Family Heritage, a particular ATM with its distinct serial number. Each investor will be notified of the ATM's location as selected by Family Heritage. It is mandatory for each investor to enter into a Franchise Lease agreement with Family Heritage. The investors by leasing their interest back to Family Heritage will not have any right to govern or make any operating decisions for the ATM. However, after the end of the Lease between Family Heritage and the investors, the investors will be free to manage or operate their ATM Franchise as they wish. The potential investor could invest $25,000 which would give the investor either a 100% interest in one ATM franchise or partial interests in multiple ATMs as Family Heritage deemed appropriate. Of course each investor can invest in as many units as he or she chooses. Family Heritage would provide all of the supplies, support and maintenance for each ATM with no managerial control exercised by the investor.

For each $5,000.00 investment in an ATM, Family Heritage expects to pay the investor $50.00 a month during the life of the Franchise Lease Agreement. While the monthly fee is expected to be the maximum base monthly fee of $50.00, the actual per month payment is dependent on the entire pool of ATM franchises sold in this security offering (i.e. the surcharged transaction pool) maintaining 150 surcharged transactions per month. A surcharged transaction is any withdrawal of money from the ATM. If the pool of ATMs does not maintain the level of 150 surcharged transactions per month, then Family Heritage may, at its sole discretion, reduce the payment by the percentage fall in surcharged transactions. Presently, the life of the Franchise Lease Agreement is twenty-five (25) years. In addition to the $50 base monthly fee received, for each $5,000.00 investment, the investor will receive 2¢ per surcharged transaction on their particular ATM, without a minimum threshold of surcharged transactions.

15. These securities have:

Yes	No	
[ ]	**[X]**	Cumulative voting rights
[ ]	**[X]**	Other special voting rights
[ ]	**[X]**	Preemptive rights to purchase in new issues of shares
[ ]	**[X]**	Preference as to dividends or interest
[ ]	**[X]**	Preference upon liquidation
[ ]	**[X]**	Other special rights or preferences (specify): ____________________

Explain:

The investor's rights are determined by the language of the Franchise Investment Agreement, the Franchise Lease Agreement and the Subscription Agreement. Under the Subscription Agreement it is mandatory that the investor sign both the Franchise Investment Agreement and the Franchise Lease Agreement. The rights granted are numerous, the investor is advised to CAREFULLY READ the agreements before signing. Please see Part III containing the Exhibit Index and location of the agreements.

16. Are the securities convertible? [ ] Yes **[X]** No
If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

17. (a) If securities are notes or other types of debt securities **The securities are not notes or other debt type securities.**

(1) What is the interest rate? ________%
If interest rate is variable or multiple rates, describe:
____

(2) What is the maturity date? ____/____/____
If serial maturity dates, describe: ______________________________________

(3) Is there a mandatory sinking fund? [ ] Yes **[X]** No
Describe: ____

(4) Is there a trust indenture? [ ] Yes [X] No

Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [X] No

Describe, including redemption prices: ______________________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [X] No

Describe:

The securities are collateralized by the ATM and the rights the investor has in the Franchise Investment Agreement. If either party defaults on the Franchise Lease Agreement then the investor still retains the rights enumerated in the Franchise Agreement. These rights are numerous and are outlined in the Franchise Investment Agreement. Please CAREFULLY READ the Franchise Investment Agreement. Particularly, each investor should read the termination provisions located on pages fifteen (15) through eighteen (18) of the Franchise Agreement. See Part III containing the Exhibit Index and location of the Franchise Investment Agreement.

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

The securities are not subordinated in right of payment of interest or principal.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $____________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $____________

How much indebtedness is junior (subordinated) to the securities? $ ____________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

The Securities are not notes or other type of debt securities.

Last Fiscal Year

		Actual	Pro Forma Minimum	Pro Forma Maximum
"Earnings" / "Fixed Charges"	=	___________	___________	___________
If no earnings show "Fixed Charges" only		___________	___________	___________

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock:

The securities are not preference or preferred stock.

Are unpaid dividends cumulative? [ ] Yes [ ] No

Are securities callable? [ ] Yes [ ] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or

other financing arrangements or otherwise:
The securities are not capital stock.

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): **$ 0**

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Family Heritage reserves the right to amend this filing to add selling agents in the future.

Name:	____________________	Name:	____________________
Address:	____________________	Address:	____________________
	____________________		____________________
Telephone No.:	(___)______________	Telephone No.:	(___)______________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

When and if selling agents are used in this security offering, there will be no compensation to such selling agents or finders in addition to a maximum cash commission of 17% or the state maximum in the state in which the securities in question are being offered, whichever is less. The company will not indemnify the selling agents or finders against liabilities under the securities laws.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

Not Applicable

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	**William L. Atkinson, II**	Name:	____________
Address:	**Settlers Cabin Business Center 102 Merchant Lane Pittsburgh, PA 15205**	Address:	____________ ____________
Telephone No.:	**(412) 809-9890**	Telephone No.:	( )__________

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [ ] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [ ] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: President

Name: **William L. Atkinson II** Age: **64**

Office Street Address:
Settlers Cabin Business Center
102 Merchant Lane
Pittsburgh, Pennsylvania 15205

Telephone No.: **(412) 809-9890**

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

1981 – present Bill Atkinson & Associates – Owner/President
Operating Consulting firm

1991 – present Family Heritage Estate Portfolio, Inc. – Owner/President
Responsible for operations

Education (degrees, schools, and dates):

Bachelor of Arts in Economics – University of Pittsburgh, 1969

Master of Business Administration – Auburn University, 1971

Also a Director of the Company [**X**] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

30. Chief Operating Officer: Title:

Name: Age:

Office Street Address:

Telephone No.:

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [...] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer: Title: **Executive Vice President**

Name: **James R. Walker** Age: **66**

Office Street Address:
44 Fox Run Road, Lexington, Ohio 44904 Telephone No.: **(419) 884-0108**

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

1991 – present Family Heritage Estate Portfolio, Inc. – Owner/Executive Vice President

1979 – present Ohio Marketing – Owner/President
Insurance Company incorporated in Ohio - Responsible for operations

Education (degrees, schools, and dates): **High School Graduate**

Also a Director of the Company [**X**] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

32. Other Key Personnel:

(A) Name: **Linda Maloney** Age: **37**

Title: **Vice President & Secretary**

Office Street Address:
Settlers Cabin Business Center Telephone No.
102 merchant Lane
Pittsburgh, Pennsylvania 15205 **: (412) 809-9890**

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

1994 – present #1 Choice Real Estate
Independent Real Estate Agent

1998 – present Family Heritage Estate Portfolio, Inc. – Secretary

Education (degrees, schools, and dates): **Bachelor of Science in Business Administration**
Robert Morris College, 1996

Also a Director of the Company [**X**] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

(B) Name: **Melinda Gerrell** Age: **36**

Title: **Vice President & Treasurer**

Office Street Address:
3411 Lindsey Road

Lexigton, Ohio 44904 Telephone No.: **(419)884-1543**

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

1989 – 1997 Shelby Insurance Budget Specialist

1998 – present Family Heritage Estate Portfolio, Inc. – Treasurer

Education (degrees, schools, and dates):

North Central Technical College –
Associate Degree in Applied Business – 1984
Ashland University -
Bachelor of Science in Business Administration – 1989

Also a Director of the Company [**X**] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

INSTRUCTION: The term "Chief Executive Officer" means the officer of the Company who has been delegated final authority by the board of directors to direct all aspects of the Company's affairs. The term "Chief Operating Officer" means the officer in charge of the actual day-to-day operations of the Company's business. The term "Chief Financial Officer" means the officer having accounting skills who is primarily in charge of assuring that the Company's financial books and records are properly kept and maintained and financial statements prepared.

The term "key personnel" means persons such as vice presidents, production managers, sales managers, or research scientists and similar persons, who are not included above, but who make or are expected to make significant contributions to the business of the Company, whether as employees, independent contractors, consultants or otherwise.

DIRECTORS OF THE COMPANY

33. Number of Directors: **6**. If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: **Patricia Diaz** Age: **40**

Title: **Director**

Office Street Address:
Settlers Cabin Business Center
102 Merchant Lane
Pittsburgh, Pennsylvania 15205

Telephone No.:
(412) 809-9890

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

1982 - 1999 North Hills School District – Paraprofessional - assisted handicapped children with their school work.

2000 – present Family Heritage Estate Portfolio, Inc. – handles all paperwork required for the salesmen and other duties as assigned.

Education (degrees, schools, and dates): **Bachelor of Arts - Education 1996**
Point Park College

(B) Name: **Kathleen Mack** Age: **37**

Title: **Director**

Office Street Address:
3411 Lindsey Road, Lexington, Ohio 44904

Telephone No.:
(419) 884-1543

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

1982 – present Ohio Marketing Inc. – Administrative Secretary
2000 – present Family Heritage Estate Portfolio, Inc.

Education (degrees, schools, and dates): **High School Graduate**

(C) Name: ______________________ Age: ________

Title: ______________________

Office Street Address: ______________________ Telephone No.: (___)________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[ ] Yes [**X**] No Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information. **Not Applicable**

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates. **Not Applicable**

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse. **Not Applicable**

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions. **Not Applicable**

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares	Average Price Per Share	No of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Name: **William L. Atkinson II**					
Common	$1.00	40	40%	40	40%

Office Street Address:
Settlers Cabin Business Center
102 Merchant Lane
Pittsburgh, Pennsylvania 15205

Telephone No. **(412) 809-9890**

Principal occupation: **President – Family Heritage Estate Portfolio, Inc.**

Class of Shares	Average Price Per Share	No of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Name: **James R. Walker**					
Common	$1.00	40	40%	40	40%

Office Street Address:
3411 Lindsey Road, Lexington, Ohio 44904

Telephone No. **(419) 884-1543**

Principal occupation: **Executive Vice President – Family Heritage Estate Portfolio, Inc.**

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: **100 shares (100% of total outstanding)**

After offering:

a) Assuming minimum securities sold: **100 shares (100 % of total outstanding)**

b) Assuming maximum securities sold: **100 shares (100% of total outstanding)**

(Assume all options exercised and all convertible securities converted.)

INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held."

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

William L. Atkinson II is the first cousin of James R. Walker. Patricia A. Diaz and Linda M. Maloney are the children of William L. Atkinson II. Melinda Gerrell and Kathleen Mack are the adopted children of James R. Walker.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

In 1999, Family Heritage made two $13,000 loans totaling $26,000 to the President, William L. Atkinson II and Executive Vice President James R. Walker, respectively. The loans were repaid in 2001.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved. **Not Applicable**

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	**$149,000.00**	$__________
Chief Operating Officer		
Chief Accounting Officer	**$149,000.00**	
Key Personnel:		
Secretary		
Treasurer	**$35,376.00**	
	$35,376.00	
Others:		
Patricia Diez	**$29,923**	
Kathleen Mack	**$29, 923**	
Total:	**$428,598.00**	$__________
Directors as a group (number of persons)	**$428,598 (6)**	$__________

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

In the present fiscal year, remuneration may include a bonus of up to 7% of salary.

(c) If any employment agreements exist or are contemplated, describe:

No employment agreements exist or are contemplated.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: ___**0**___ shares (______ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: ___**0**___ shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders. **Not Applicable**

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

The key personnel are the President and the Executive Vice President, who are also the majority owners of Family Heritage. There are no arrangements to assure that either one of these individuals do not leave and compete upon termination. Each is committed to the success of Family Heritage. The company is in the process of drafting a non-compete agreement for these persons to sign.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

INSTRUCTION: For purposes of Question 39(b), a person directly or indirectly controls an entity if he is part of the group that directs or is able to direct the entity's activities or affairs. A person is typically a member of a control group if he is an officer, director, general partner, trustee or beneficial owner of a 10% or greater interest in the entity. In Question 40, the term "Cash" should indicate salary, bonus, consulting fees, non-accountable expense accounts and the like. The column captioned "Other" should include the value of any options or securities given, any annuity, pension or retirement benefits, bonus or profit-sharing plans, and personal benefits (club memberships, company cars, insurance benefits not generally available to employees, etc.). The nature of these benefits should be explained in a footnote to this column.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

On May 26, 1999 a Summary Order to Cease and Desist was issued against Family Heritage by the Pennsylvania Securities Commission. The Commission requested that Family Heritage temporarily stop selling Franchises in Pennsylvania because the Franchise Lease Agreements resembled securities and were therefore subject to securities registration laws.

The principal parties involved in this litigation were Family Heritage Estate Portfolio, Inc., Forward Marketing Group, and the Commonwealth of Pennsylvania. Family Heritage Estate Portfolio, Inc. contracted to have Forward Marketing Group offer the ATM franchises in Pennsylvania. However, the Commonwealth of Pennsylvania objected to the franchise being leased back to Family Heritage because the investor did not retain control of the ATM franchise. Therefore, Commonwealth of Pennsylvania held that the ATM franchise was a security under Section 102(t) of the 1972 Act, 70 P.S. § 1-102(t) and thus an unregistered security. The Franchise Lease Agreements were subsequently altered to satisfy the Commission's requirements and the Summary Order to Cease and Desist was rescinded on December 7, 1999. The settlement required Family Heritage Estate Portfolio to pay $717.72 for costs of the matter. The Administrative Proceeding, including the Findings of Fact, Conclusions of Law, and Order for both the Summary Order to Cease and Desist and the Order accepting the Offer of Settlement are attached as Exhibit 12. The impact of the Summary Order to Cease and Desist on the business operations of Family Heritage in Pennsylvania was a major reason for the present filing.

There is no pending or threatened litigation against the company.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of

an investment in the securities by the tax advisor.

The company is not an S corporation and there are no significant tax benefits available to the investors in this offering. The standard tax rules relating to ordinary income as well as capital gains (where applicable) shall apply.

TAX OPINION – Family Heritage cannot advise you regarding tax matters in individual cases. You should consult your own tax advisor. The following instructions are intended only as a guide in preparing your returns and provide a general description of the U. S. income tax laws as we understand them. Annually, each investor will receive a form 1099 reporting gross income paid by Family Heritage. The investor is allowed to deduct depreciation and amortization as a related expense against this income. Family Heritage believes that one half of the original investment can be depreciated over 5 years on double declining method of depreciation. This represents the portion of the investment attributable to the purchased ATM machine. The other half of the original investment is the cost of the franchise which can be amortized over 15 years on a straight line basis. Listed below is an example of projected income and expenses on the sale of one $5,000 unit (1/5 ownership in an ATM machine) receiving $50 per month from Family Heritage:

	Years In Service					
	Yr1	**Yr2**	**Yr3**	**Yr4**	**Yr5**	**Yr6**
INCOME						
$50 x 12 mos.	**$ 600**	**600**	**600**	**600**	**600**	**600**
(Based on only 150 Transactions)						
Depreciation						
$2,500 @ 5 yrs DDB	**$ 500**	**800**	**480**	**288**	**288**	**144**
Amortization						
$2,500 @ 15 yrs SL	**$ 167**	**167**	**167**	**167**	**167**	**167**
Net Income (Loss)	**$ (67)**	**(367)**	**(47)**	**145**	**145**	**289**

Beginning in year 7 through year 15, the only annual deduction will be $167 per year. After year 15, there will be no further depreciation or amortization.

Name of Tax Advisor:
Robert J. Lehew & Associates, Inc.
Address: 400 Lexington Avenue
Mansfield, Ohio 44907
Telephone No. (419) 522-0331

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

A positive factor is that with banks beginning to charge for live transactions and reducing the number of tellers (resulting in longer lines), people will be more willing to use ATMs.
On the negative side, the placement of ATMs by other companies in nearby locations could effect the number of transactions of a given ATM. Also, if banks cease charging for ATM transactions on their machines, it could effect the number of transactions of fee based ATMs.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

Historically, the operating results of Family Heritage Estate Portfolio, Inc. have shown a steady increase in sales and operations under their present Franchise Agreements. This trend is due to an increase in the volume of Franchises.

However, the changes in the underlying economics of the industry, notably costs for vault cash, armored car service, maintenance and regulatory restrictions, are causing companies involved to seek greater control over the entire ATM system from production to market. The operation of an ATM requires that currency be transported to an ATM. This requires the company to borrow currency from a bank through interest bearing loans. The currency is then transported by an armored car service which charges a fee for each delivery of currency. Maintenance has to be performed by third party repair services. Over the past three years, Family Heritage has noted a rising trend in these operating costs. The costs associated with the operation of ATMs may have an uncertain material impact on Family Heritage's liquidity or net sales if there is a sudden marked increase in these costs. Family Heritage believes that by its exercising greater control over these functions, profits will be increased.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: **34.6** %. What is the anticipated gross margin for next year of operations? Approximately **34.6** %. If this is expected to change, explain. **Not expected to change.** Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Due to the uniqueness of Family Heritage Estate Portfolio, Inc.'s business, there are no reasonable current gross margin figures available for the industry. While various companies offer one or another of the products offered by Family Heritage, Family Heritage is unaware of any other company that provides exactly the same combination of products and services as Family Heritage does through its ATM Franchise business or the intended investment contracts.

50. Foreign sales as a percent of total sales for last fiscal year: ___0___ %. Domestic government sales as a percent of total domestic sales for last fiscal year: __0____ %. Explain the nature of these sales, including any anticipated changes: **No such sales are expected.**

* * * * * * * * * * * *

OFFERING CIRCULAR MODEL B.</B< td>

Item 1. Cover Page

The cover page of the offering circular shall include the following information:

(a) Name of the issuer;

(b) The mailing address of the issuer's principal executive offices including the zip code and the issuer's telephone number;

(c) Date of the offering circular;

(d) Description and amount of securities offered (Note: this description should include, for example, appropriate disclosure of redemption and conversion features of debt securities);

(e) The statement required by Rule 253;

(f) The table(s) required by Item 2;

(g) The name of the underwriter or underwriters;

(h) Any materials required by the law of any state in which the securities are to be offered;

(i) If applicable, identify material risks in connection with the purchase of the securities; and

(j) Approximate date of commencement of proposed sale to the public.

Instruction: Where the name of the issuer is the same as the name of another well-known company or indicates a line of business in which the issuer is not engaged or is engaged to only a limited extent, a statement should be furnished to that effect. In some circumstances, however, disclosure may not be sufficient, and a change of name may be the only way to cure its misleading character.

Item 2. Distribution Spread

(a) The information called for by the following table shall be given, in substantially the tabular form indicated, on the outside front cover page of the offering circular as to all securities being offered (estimate, if necessary).

	Price to Public	Underwriting	Proceeds

		discount and commissions	to issuer or other persons
Per unit	____________	____________	____________
Total	____________	____________	____________

If the securities are to be offered on a best efforts basis, the cover page should set forth the termination date, if any, of the offering, any minimum required sale and any arrangements to place the funds received in an escrow, trust, or similar arrangement. The following tabular presentation of the total maximum and minimum securities to be offered should be combined with the table required above.

	Price to Public	Underwriting discount and commissions	Proceeds to issuer or other persons
Total Minimum	____________	____________	____________
Total Maximum	____________	____________	____________

Instructions

1. The term "commissions" shall include all cash, securities, contracts, or anything else of value, paid, to be set aside, disposed of, or understandings with or for the benefit of any other persons in which any underwriter is interested, made in connection with the sale of such security.
2. Only commissions paid by the issuer in cash are to be indicated in the table. Commissions paid by other persons or any form of non-cash compensation shall be briefly identified in a note to the table with a cross-reference to a more complete description elsewhere in the offering circular.
3. Prior to the commencement of sales pursuant to Regulation A, the issuer shall inform the Commission whether or not the amount of compensation to be allowed or paid to the underwriters, as described in the offering statement, has been cleared with the National Association of Securities Dealers, Inc.
4. If the securities are not to be offered for cash, state the basis upon which the offering is to be made.
5. If it is impracticable to state the price to the public, the method by which it is to be determined shall be explained.

(b) Any finder's fees or similar payments shall be disclosed on the cover page with a reference to a more complete discussion in the offering circular. Such disclosure should identify the finder, the nature of the services rendered and the nature of any relationship between the finder and the issuer, its officers, directors, promoters, principal stockholders and underwriters (including any affiliates thereof).

(c) The amount of the expenses of the offering borne by the issuer, including underwriting expenses to be borne by the issuer, should be disclosed in a footnote to the table.

Item 3. Summary Information, Risk Factors and Dilution

(a) Where appropriate to a clear understanding by investors, there should be set forth in the forepart of the offering circular, under an appropriate caption, a carefully organized series of short, concise paragraphs, summarizing the principal factors which make the offering one of high risk or speculative.

Note: These factors may be due to such matters as an absence of an operating history of the issuer, an absence of profitable operations in recent periods, an erratic financial history, the financial position of the issuer, the nature of the business in which the issuer is engaged or proposes to engage, conflicts of interest with management, reliance on the efforts of single individual, or the method of determining the market price where no market currently exists. Issuers should avoid generalized statements and include only those factors which are unique to the issuer.

(b) Where there is a material disparity between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons for shares acquired by them in a transaction during the past three years, or which they have a right to acquire, there should be included a comparison of the public contribution under the proposed public offering and the effective cash contribution of such persons. In such cases, and in other instances where the extent of the dilution makes it appropriate, the following shall be given: (1) the net tangible book value per share before and after the distribution; (2) the amount of the increase in such net tangible book value per share attributable to the cash payment made by purchasers of the shares being offered; and (3) the amount of the immediate dilution from the public offering price which will be absorbed by such purchasers.

Item 4. Plan of Distribution

(a) If the securities are to be offered through underwriters, give the names of the principal underwriters, and state the respective amounts underwritten. Identify each such underwriter having a material relationship to the issuer and state the nature of the relationship. State briefly the nature of the underwriters' obligation to take the securities.

(b) State briefly the discounts and commissions to be allowed or paid to dealers, including all cash, securities, contracts or other consideration to be received by any dealer in connection with the sale of the securities.

(c) Outline briefly the plan of distribution of any securities being issued which are to be offered through the selling efforts of brokers or dealers or otherwise than through underwriters.

(d) If any of the securities are to be offered for the account of security holders, indicate on the cover page the total amount to be offered for their account and include a cross-reference to a fuller discussion elsewhere in the offering circular. Such discussion should identify each selling security holder, state the amount owned by him, the amount offered for his account and the amount to be owned after the offering.

(e) (1) Describe any arrangements for the return of funds to subscribers if all of the securities to be offered are not sold; if there are no such arrangements, so state.

(2) If there will be a material delay in the payment of the proceeds of the offering by the underwriter to the issuer, the salient provisions in this regard and the effects on the issuer should be stated.

Instruction: Attention is directed to the provisions of Rules 10b-9 [17 CFR 240.10b-9] and 15c2-4 [17 CFR 240.15c2-4] under the Securities Exchange Act of 1934. These rules outline, among other things, antifraud provisions concerning the return of funds to subscribers and the transmission of proceeds of an offering to a seller.

Item 5. Use of Proceeds to Issuer

State the principal purposes for which the net proceeds to the issuer from the securities to be offered are intended to be used, and the approximate amount intended to be used for each such purpose.

Instructions:

1. If any substantial portion of the proceeds has not been allocated for particular purposes,

a statement to that effect shall be made together with a statement of the amount of proceeds not so allocated and how the registrant expects to employ such funds not so allocated.

2. Include a statement as to the use of the actual proceeds if they are not sufficient to accomplish the purpose set forth and the order of priority in which they will be applied. However, such statement need not be made if the underwriting arrangements are such that, if any securities are sold to the public, it can be reasonably expected that the actual proceeds of the issue will not be substantially less than the estimated aggregate proceeds to the issuer as shown under Item 2.
3. If any material amounts of other funds are to be used in conjunction with the proceeds, state the amounts and sources of such other funds.
4. If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness.
5. If any material amount of the proceeds is to be used to acquire assets, otherwise than in the ordinary course of business, briefly describe and state the cost of the assets. If the assets are to be acquired from affiliates of the issuer or their associates, give the names of the persons from whom they are to be acquired and set forth the principle followed in determining the cost to the issuer.
6. The issuer may reserve the right to change the use of proceeds provided that such reservation is due to certain contingencies which are adequately disclosed.

Item 6. Description of Business

(a) Narrative description of business.

(1) Describe the business done and intended to be done by the issuer and its subsidiaries and the general development of the business during the past five years or such shorter period as the issuer may have been in business. Such description should include, but not be limited to, a discussion of the following factors if such factors are material to an understanding of the issuer's business:

(i) The principal products produced and services rendered and the principal market for and method of distribution of such products and services.

(ii) The status of a product or service if the issuer has made public information about a new product or service which would require the investment of a material amount of the assets of the issuer or is otherwise material.

(iii) The estimated amount spent during each of the last two fiscal years on company- sponsored research and development activities determined in accordance with generally accepted accounting principles. In addition, state the estimated dollar amount spent during each of such years on material customer-sponsored research activities relating to the development of new products, services or techniques or the improvement of existing products, services or techniques.

(iv) The number of persons employed by the issuer, indicating the number employed full time.

(v) The material effects that compliance with Federal, State and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, may have upon the capital expenditures, earnings and competitive position of the issuer and its subsidiaries. The issuer shall disclose any material estimated capital expenditures for environmental control facilities for the remainder of its current fiscal year and for such further periods as the issuer may deem material.

(2) The issuer should also describe those distinctive or special characteristics of the issuer's operation or industry which may have a material impact upon the issuer's future financial performance. Examples of factors which might be discussed include dependence on one or a few major customers or suppliers (including suppliers of raw materials or financing), existing or probable governmental regulation, material terms of and/or expiration of material labor contracts or patents, trademarks, licenses, franchises, concessions or royalty agreements, unusual competitive conditions in the industry, cyclicality of the industry and anticipated raw material or energy shortages to the extent management may not be able to secure a continuing source of supply.

(3) The following requirement in subparagraph (i) applies only to issuers (including predecessors) which have not received revenue from operations during each of the three fiscal years immediately prior to the filing of the offering statement.

(i) Describe, if formulated, the issuer's plan of operation for the twelve months following the commencement of the proposed offering. If such information is not available, the reasons for its unavailability shall be stated. Disclosure relating to any plan should include, among other things, a statement indicating whether, in the issuer's opinion, the proceeds from the offering will satisfy its cash requirements and whether, in the next six months, it will be necessary to raise additional funds.

(ii) Any engineering, management or similar reports which have been prepared or provided for external use by the issuer or by a principal underwriter in connection with the proposed offering should be furnished to the Commission at the time of filing the offering statement or as soon as practicable thereafter. There should also be furnished at the same time a statement as to the actual or proposed use and distribution of such report or memorandum. Such statement should identify each class of persons who have received or will receive the report or memorandum, and state the number of copies distributed to each such class. If no such report memorandum has been prepared, the Commission should be so informed in writing at the time the report or memorandum would otherwise have been submitted.

(b) Segment Data. If the issuer is required to include segment information in its financial statements, an appropriate cross-reference shall be included in the description of business.

Item 7. Description of Property

State briefly the location and general character of the principal plants, and other materially important physical properties of the issuer and its subsidiaries. If any such property is not held in fee or is held subject to any major encumbrance, so state and briefly describe how held.

Instruction: What is required is information essential to an investor's appraisal of the securities being offered. Such information should be furnished as will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of individual properties or legal descriptions by metes and bounds are not required and should not be given.

Item 8. Directors, Executive Officers and Significant Employees

(a) List the names and ages of each of the following persons stating his term of office and any periods during which he has served as such and briefly describe any arrangement or understanding between him and any other person(s) (naming such person(s)) pursuant to which he was or is to be selected to his office or position:

(1) directors;

(2) persons nominated to chosen to become directors;

(3) executive officers;

(4) persons chosen to become executive officers;

(5) significant employees.

Instructions:

1. No nominee or person chosen to become a director or person chosen to be an executive officer who has not consented to act as such should be named in response to this item.
2. The term "executive officer" means the president, secretary, treasurer, any vice-president in charge of a principal business function (such as sales, administration, or finance) and any other person who performs similar policy making functions for the issuer.
3. The term "significant employee" means persons such as production managers, sales managers, or research scientists, who are not executive officers, but who make or are expected to make significant contributions to the business of the issuer.

(b) Family relationships. State the nature of any family relationship between any director, executive officer, person nominated or chosen by the issuer to become a director or executive officer or any significant employee.

Instruction: The term "family relationship" means any relationship by blood, marriage, or adoption, not more remote than first cousin.

(c) Business experience. Give a brief account of the business experience during the past five years of each director, person nominated or chosen to become a director or executive officer, and each significant employee, including his principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. When an executive officer or significant employee has been employed by the issuer for less than five years, a brief explanation should be included as to the nature of the responsibilities undertaken by the individual in prior positions to provide adequate disclosure of this prior business experience. What is required is information relating to the level of his professional competence which may include, depending upon the circumstances, such specific information as the size of the operation supervised.

(d) Involvement in certain legal proceedings. Describe any of the following events which occurred during the past five years and which are material to an evaluation of the ability or integrity of any director, person nominated to become a director or executive officer of the issuer.

(1) A petition under the Bankruptcy Act or any State insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within 2 years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2) Such person was convicted in a criminal proceeding (excluding traffic violations and other minor offenses).

Item 9. Remuneration of Directors and Officers

(a) Furnish, in substantially the tabular form indicated, the aggregate annual remuneration of each of the three highest paid persons who are officers or directors as a group during the issuer's last fiscal year. State the number of persons in the group referred to above without naming them.

Name of individual or identify of group	Capacities in remuneration was received	Aggregate remuneration

Instructions:

1. In case of remuneration paid or to be paid otherwise than in cash, if it is impracticable to determine the cash value thereof, state in a note to the table the nature and amount thereof.
2. This item is to be answered on an accrual basis if practicable; if not so answered, state the basis used.

(b) Briefly describe all remuneration payments proposed to be made in the future pursuant to any ongoing plan or arrangement to the individuals and group specified in Item 9(a). The description should include a summary of how each plan operates, any performance formula or measure in effect (or the criteria used to determine payment amounts), the time periods over which the measurements of benefits will be determined, payment schedules, and any recent material amendments to the plan. Information need not be furnished with respect to any group life, health, hospitalization, or medical reimbursement plans which do not discriminate in scope, terms or operation in favor of officers or directors of the registrant and which are available generally to all salaried employees.

Item 10. Security Ownership of Management and Certain Securityholders

(a) Voting securities and principal holders thereof. Furnish the following information, in substantially the tabular form indicated, with respect to voting securities held of record by:

(1) each of the three highest paid persons who are officers and directors of the issuer; Note - In the event none of the issuer's officers or directors have received a salary in the past twelve months, this item should be responded to for every officer and director;

(2) all officers and directors as a group;

(3) each shareholder who owns more than 10% of any class of the issuer's securities, including those shares subject to outstanding options.

(1) Title of Class	(2) Name and address of owner	(3) Amount owned before the offering	(4) Amount owned after the offering	(5) Percent of Class

Instruction: Column (4) need not be responded to if the information would be the same as that appearing under column (3).

(b) If, to the knowledge of the issuer, any other person holds or shares the power to vote or direct the voting of securities described pursuant to subsection (a) above, appropriate disclosure should be made. In addition, if any person other than those named pursuant to subsection (a) holds or shares the power to vote 10% or more of the issuer's voting securities, the information required by the table should be provided with respect to such person.

(c) Non-voting securities and principal holders thereof. Furnish the same information as required in subsection (a) above with respect to securities that are not entitled to vote.

(d) Options, warrants, and rights. Furnish the information required by the table as to options, warrants or rights to purchase securities from the issuer or any of its subsidiaries held by each of the individuals and referred to in subsection (a) above:

Name of holder	Title and amount securities called for by options, warrants or rights	Exercise price	Date of exercise

Instruction: Where the total market value of securities called for by all outstanding options, warrants or rights does not exceed $10,000 for any officer, director, or principal shareholder named in answer to this item, or $50,000 for all officers and directors as a group, this item need not be answered with respect to options, warrants or rights held by such person or group. If the issuer cannot ascertain the market value of its securities, the offering price may be used for purposes of this subsection. If, as is the case with offerings of debt securities, the offering price cannot be determined at the time of filing the offering statement, the issuer may utilize any reasonable method of valuation.

(e) List all parents of the issuer, showing the basis of control and as to each parent the percentage of voting securities owned or other basis of control by its immediate parent, if any.

Item 11. Interest of Management and Others in Certain Transactions

Describe briefly any transactions during the previous two years or any presently proposed transactions, to which the issuer or any of its subsidiaries was or is to be a party, in which any of the following persons had or is to have a direct or indirect material interest, naming such person and stating his relationship to the issuer, the nature of his interest in the transaction and, where practicable, the amount of such interest:

(1) Any director or officer of the issuer;

(2) Any nominee for election as a director;

(3) Any principal securityholder named in answer to Item 10(a);

(4) If the issuer was incorporated or organized within the past three years, any promoter of

the issuer;

(5) Any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of the issuer.

Instructions:

1. No information need be given in answer to this item as to any transaction where:

   (a) The rates of charges involved in the transaction are determined by competitive bids, or the transaction involves the rendering of services as a common or contract carrier fixed in conformity with law or governmental authority;

   (b) The transaction involves services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services;

   (c) The amount involved in the transaction or a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments does not exceed $50,000; or

   (d) The interest of the specified person arises solely from the ownership of securities of the issuer and the specified person receives no extra or special benefit not shared on a pro-rata basis by all of the holders of securities of the class.

2. It should be noted that this Item calls for disclosure of indirect as well as direct material interests in transactions. A person who has a position or relationship with a firm, corporation, or other entity which engages in a transaction with the issuer or its subsidiaries may have an indirect interest in such transaction by reason of such position or relationship. However, a person shall be deemed not to have a material indirect interest in a transaction within the meaning of this Item where:

   (a) the interest arises only (i) from such person's position as a director of another corporation or organization (other than a partnership) which is a party to the transaction, or (ii) from the direct or indirect ownership by such person and all other persons specified in subparagraphs (1) through (5) above, in the aggregate, of less than a 10 percent equity interest in another person (other than a partnership) which is a party to the transaction, or (iii) from both such position and ownership;

   (b) the interest arises only from such person's position as a limited partner in a partnership in which he and all other persons specified in (1) through (5) above had an interest of less than 10 percent; or

   (c) the interest of such person arises solely from the holding of an equity interest (including a limited partnership interest but excluding a general partnership interest) or a creditor interest in another person which is a party to the transaction with the issuer or any of its subsidiaries and the transaction is not material to such other person.

3. Include the name of each person whose interest in any transaction is described and the nature of the relationships by reason of which such interest is required to be described. The amount of the interest of any specified person shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed.

4. Information should be included as to any material underwriting discounts and commissions upon the sale of securities by the issuer where any of the specified persons was or is to be a principal underwriter or is a controlling person, or member, of a firm which was or is to be a principal underwriter. Information need not be given concerning ordinary management fees paid by underwriters to a managing underwriter pursuant to an agreement among underwriters the parties to which do not include the issuer or its subsidiaries.
5. As to any transaction involving the purchase or sale of assets by or to any issuer or any subsidiary, otherwise than in the ordinary course of business, state the cost of the assets to the purchaser and, if acquired by the seller within two years prior to the transaction, the cost thereof to the seller.

6. Information shall be furnished in answer to this Item with respect to transactions not excluded above which involve remuneration from the issuer or its subsidiaries, directly or indirectly, to any of the specified persons for services in any capacity unless the interest of such persons arises solely from the ownership individually and in the aggregate of less than 10 percent of any class of equity securities of another corporation furnishing the services to the issuer or its subsidiaries.

Item 12. Securities Being Offered

(a) If capital stock is being offered, state the title of the class and furnish the following information:

(1) Outline briefly: (i) dividend rights; (ii) voting rights; (iii) liquidation rights; (iv) preemptive rights; (v) conversion rights; (vi) redemption provisions; (vii) sinking fund provisions; and (viii) liability to further calls or to assessment by the issuer.

(2) Briefly describe potential liabilities imposed on shareholders under state statutes or foreign law, e.g., to laborers, servants or employees of the registrant,

unless such disclosure would be immaterial because the financial resources of the registrant are such as to make it unlikely that the liability will ever be imposed.

(b) If debt securities are being offered, outline briefly the following:

(1) Provisions with respect to interest, conversion, maturity, redemption, amortization, sinking fund or retirement.

(2) Provisions with respect to the kind and priority of any lien securing the issue, together with a brief identification of the principal properties subject to such lien.

(3) Provisions restricting the declaration of dividends or requiring the maintenance of any ratio of assets, the creation or maintenance of reserves or the maintenance of properties.

(4) Provisions permitting or restricting the issuance of additional securities, the withdrawal of cash deposited against such issuance, the incurring of additional debt, the release or substitution of assets securing the issue, the modification of the terms of the security, and similar provisions.

Instruction: In the case of secured debt there should be stated (i) the approximate amount of unbonded property available for use against the issuance of bonds, as of the most recent practicable date, and (ii) whether the securities being issued are to be issued against such property, against the deposit of cash, or otherwise.

(c) If securities described are to be offered pursuant to warrants, rights, or convertible securities, state briefly:

(1) the amount of securities called for by such warrants, convertible securities or rights;

(2) the period during which and the price at which the warrants, convertible securities or rights are exercisable;

(3) the amounts of warrants, convertible securities or rights outstanding; and

(4) any other material terms of such securities.

(d) In the case of any other kind of securities, appropriate information of a comparable character.

Part F/S

The following financial statements of the issuer, or the issuer and its predecessors or any businesses to which the issuer is a successor shall be filed as part of the offering statement and included in the offering circular which is distributed to investors.

Such financial statements shall be prepared in accordance with generally accepted accounting principles (GAAP) in the United States. If the issuer is a Canadian company, a reconciliation to GAAP in the United States shall be filed as part of the financial statements.

Issuers which have audited financial statements because they prepare them for other purposes, shall provide them.

The Commission's Regulation S-X, 17 CFR 210.1 et seq. relating to the form, content of and requirements for financial statements shall not apply to the financial statements required by this part, except that if audited financial statements are filed, the qualifications and reports of an independent auditor shall comply with the requirements of Article 2 of Regulation S-X.

Issuers which are limited partnerships are required to also file the balance sheets of general partners: (1) if such general partner is a corporation, the balance sheet shall be as of the end of its most recently completed fiscal year; receivables from a parent or affiliate of such general partner (including notes receivable, but excluding trade receivables) should be deductions from shareholders equity of the general partner; where a parent or affiliate has committed to increase or maintain the general partner's capital, there shall also be filed the balance sheet of such parent or affiliate as of the end of its most recently completed fiscal year; (2) if such general partner is a partnership, its balance sheet as of the end of its most recently completed fiscal year; (3) if such general partner is a natural person, the net worth of such general partner(s) based on the estimated fair market value of their assets and liabilities, singly or in the aggregate shall be disclosed in the offering circular, and balance sheets of each of the individual general partners supporting such net worth shall be provided as supplemental information.

(1) **Balance Sheet** — as of a date within 90 days prior to filing the offering statement or such longer time, not exceeding 6 months, as the Commission may permit at the written request of the issuer upon a showing of good cause; for filings made after 90 days subsequent to the issuer's most recent fiscal year, the balance sheet shall be dated as of the end of the

most recent fiscal year.

(2) **Statements of income, cash flows, and other stockholders equity** — for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years and the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above.

Income statements shall be accompanied by a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement, a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown.

(3) **Financial Statements of Businesses Acquired or to be Acquired.**

(a) Financial statements for the periods specified in (c) below should be furnished if any of the following conditions exist:

(i) Consummation of a significant business combination accounted for as a purchase has occurred or is probable (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method); or

(ii) Consummation of a significant business combination to be accounted for as a pooling is probable.

(b) A business combination shall be considered significant if a comparison of the most recent annual financial statements of the business acquired or to be acquired and the registrant's most recent annual consolidated financial statements filed at or prior to the date of acquisition indicates that the business would be a significant subsidiary pursuant to the conditions specified in Rule 405 of Regulation C, 17 CFR 230.405.

(c) (i) The financial statements shall be furnished for the periods up to the date of acquisition, for those periods for which the registrant is required to furnish financial statements.

(ii) These financial statements need not be audited.

(iii) The separate balance sheet of the acquired business is not required when the registrant's most recent balance sheet filed is for a date after the acquisition was consummated.

(iv) If none of the conditions in the definitions of significant subsidiary in Rule 405 exceeds 40%, income statements of the acquired business for only the most recent fiscal year and interim period need be filed, unless such statements are readily available.

(d) If consummation of more than one transaction has occurred or is probable, the tests of significance shall be made using the aggregate impact of the businesses and the required financial statements may be presented on a combined basis, if appropriate.

(e) This paragraph (3) shall not apply to a business which is totally held by the registrant prior to consummation of the transaction.

(4) **Pro Forma Financial Information.**

(a) Pro forma information shall be furnished if any of the following conditions exist (for purposes of this rule, the term "purchase" encompasses the purchase of an interest in a business accounted for by the equity method);

(i) During the most recent fiscal year or subsequent interim period for which a balance sheet of the registrant is required, a significant business combination accounted for as a purchase has occurred;

(ii) After the date of the registrant's most recent balance sheet, consummation of a significant business combination to be accounted for by either the purchase method or pooling of interests method of accounting has occurred or is probable.

(b) The provisions of paragraph (3)(b), (d) and (e) apply to this paragraph (4).

(c) Pro forma statements shall ordinarily be in columnar form showing condensed historical statements, pro forma adjustments, and the pro forma results and should include the following:

(i) If the transaction was consummated during the most recent fiscal year or in the subsequent interim period, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, or

(ii) If consummation of the transaction has occurred or is probable after the date of the most recent balance sheet, a pro forma balance sheet giving effect to the combination as of the date of the most recent balance sheet required by paragraph (b). For a purchase, pro forma statements of income reflecting the combined operations of the entities for the latest fiscal year and interim period, if any, and for a pooling of interests, pro forma statements of income for all periods for which income statements of the registrant are required.

PART III — EXHIBITS

Item 1. Index to Exhibits

(a) An index to the exhibits filed should be presented immediately following the cover page to Part III.

(b) Each exhibit should be listed in the exhibit index according to the number assigned to it under Item 2 below.

(c) The index to exhibits should identify the location of the exhibit under the sequential page numbering system for this Form 1-A.

(d) Where exhibits are incorporated by reference, the reference shall be made in the index of exhibits.

Instructions:

1. Any document or part thereof filed with the Commission pursuant to any Act administered by the Commission may, subject to the limitations of Rule 24 of the Commission's Rules of Practice, be incorporated by reference as an exhibit to any offering statement.
2. If any modification has occurred in the text of any document incorporated by reference since the filing thereof, the issuer shall file with the reference a statement

containing the text of such modification and the date thereof.

3. Procedurally, the techniques specified in Rule 411(d) of Regulation C shall be followed.

Item 2. Description of Exhibits

As appropriate, the following documents should be filed as exhibits to the offering statement.

(1) *Underwriting Agreement* — Each underwriting contract or agreement with a principal underwriter or letter pursuant to which the securities are to be distributed; where the terms have yet to be finalized, proposed formats may be provided.

(2) *Charter and by-laws* — The charter and by-laws of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto.

(3) *Instruments defining the rights of security holders* —

(a) All instruments defining the rights of any holder of the issuer's securities, including but not limited to (i) holders of equity or debt securities being issued; (ii) holders of long-term debt of the issuer, and of all subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

(b) The following instruments need not be filed if the issuer agrees to provide them to the Commission upon request: (i) instruments defining the rights of holders of long-term debt of the issuer and all of its subsidiaries for which consolidated financial statements are required to be filed if such debt is not being issued pursuant to this Regulation A offering and the total amount of such authorized issuance does not exceed 5% of the total assets of the issuer and its subsidiaries on a consolidated basis; (ii) any instrument with respect to a class of securities which is to be retired or redeemed prior to the issuance or upon delivery of the securities being issued pursuant to this Regulation A offering and appropriate steps have been taken to assure such retirement or redemption; and (iii) copies of instruments evidencing scrip certificates or fractions of shares.

(4) *Subscription agreement* — The form of any subscription agreement to be used in connection with the purchase of securities in this offering.

(5) *Voting trust agreement* — Any voting trust agreements and amendments thereto.

(6) *Material contracts*

(a) Every contract not made in the ordinary course of business which is material to the issuer and is to be performed in whole or in part at or after the filing of the offering statement or was entered into not more than 2 years before such filing. Only contracts need be filed as to which the issuer or subsidiary of the issuer is a party or has succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a beneficial interest.

(b) If the contract is such as ordinarily accompanies the kind of business conducted by the issuer and its subsidiaries, it is made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it should be filed except where immaterial in amount or significance: (i) any contract to which directors, officers, promoters, voting trustees, security holders named in the offering statement, or underwriters are parties except where the contract merely involves the purchase or sale of current assets having a determinable market price, at such market price; (ii) any contract upon which the issuer's business is substantially dependent, as in the case of continuing contracts to sell the major part of the issuer's products or services or to purchase the major part of the issuer's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the issuer's business depends to a material extent; (iii) any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the issuer on a consolidated basis; or (iv) any material lease under which a part of the property described in the offering statement is held by the issuer.

(c) Any management contract or any compensatory plan, contract or arrangement including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) shall be deemed material and shall be filed except for the following: (i) ordinary purchase and sales agency agreements; (ii) agreements with managers of stores in a chain organization or similar organization; (iii) contracts providing for labor or salesmen's bonuses or payments to a class of security holders, as such; (iv) any compensatory plan, contract or arrangement which pursuant to its terms is available to employees generally and which in operation provides for the same method of allocation of benefits between management and non-management participants.

(7) *Material foreign patents* — Each material foreign patent for an invention not covered by a United States patent. If a substantial part of the securities to be offered or if the proceeds therefrom have been or are to be used for the particular purposes of acquiring, developing or exploiting one or more material foreign patents or patent rights, furnish a list showing the number and a brief identification of each such patent or patent right.

(8) *Plan of acquisition, reorganization, arrangement, liquidation, or succession* — Any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto described in the offering statement. Schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the offering statement. The plan filed shall contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.

(9) *Escrow agreements* — Any escrow agreement or similar arrangement which has been executed in connection with the Regulation A offering.

(10) *Consents* —

(a) Experts: The written consent of (i) any accountant, engineer, geologist, appraiser or any person whose profession gives authority to a statement made by them and who is named in the offering statement as having prepared or certified any part of the document or is named as having prepared or certified a report or evaluation whether or not for use in connection with the offering statement; (ii) the expert that authored any portion of a report quoted or summarized as such in the offering statement, expressly stating their consent to the use of such quotation or summary; (iii) any persons who are referenced as having reviewed or passed upon any information in the offering statement, and that such information is being included on the basis of their authority or in reliance upon their status as experts.

(b) Underwriters: A written consent and certification in the form which follows signed by each underwriter of the securities proposed to be offered. All underwriters may, with appropriate modifications, sign the same consent and certification or separate consents and certifications may be signed by any underwriter or group of underwriters.

Consent and Certification by Underwriter

1. The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by [insert name of issuer] pursuant to Regulation A in connection with a proposed offering of [insert title of securities] to the public.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

____

(Underwriter)

By

____

Date
____/____/____

(d) All written consents shall be dated and manually signed.

(11) *Opinion re legality* — An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will

be binding obligations of the issuer.

(12) *Sales Material* — Any material required to be filed by virtue of Rule 256.

(13) *"Test the Water" Material* — Any written document or broadcast script used under the authorization of Rule 254.

(14) *Appointment of Agent for Service of Process* — A Canadian issuer shall provide Form F-X.

(15) *Additional exhibits* — Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

SIGNATURE PAGE ONLY FOLLOWS

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on April 29, 2002.

(Issuer) **Family Heritage Estate Portfolio, Inc.**

By (Signature and Title) William L. Atkinson II
William L. Atkinson, II - President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) James R. Walker
(Title) **James R. Walker - Executive Vice President**

Directors:

William L. Atkinson II
William L. Atkinson, II

James R. Walker
James R. Walker

Melinda Gerrell
Melinda Gerrell

Linda Maloney
Linda Maloney

Patricia Diaz
Patricia Diaz

Kathleen Mack

(Selling security holder) ____________________

(Date) April 29, 2002

Instructions:

1. The offering statement shall be signed by the issuer, its Chief Executive Officer, Chief Financial Officer, a majority of the members of its board of directors or other governing instrumentality, and each person, other than the issuer, for whose account any of the securities are to be offered. If a signature is by a person on behalf of any other person, evidence of authority to sign shall be filed with the offering statement, except where an executive officer signs on behalf of the issuer. If the issuer is Canadian, its authorized representative in the United States also shall sign. Where the issuer is a limited partnership, the offering statement shall also be signed by a majority of the board of directors of any corporate general partner.

2. The name of each person signing the offering statement shall be typed or printed beneath the signature.

http://www.sec.gov/divisions/corpfin/forms/1-a.htm
Last update: 12/10/2001

Exhibit 1

Financial Statements

ROBERT · J.
LEHEW
& ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS
400 Lexington Avenue • Mansfield, OH 44907
(419) 522-0331 • FAX (419) 522-3910

April 18, 2002

Family Heritage Estate Portfolio, Inc.
102 Merchant Lane
Pittsburgh, PA 15205

This letter is to authorize Family Heritage Estate Portfolio, Inc. to use the audited financial statements prepared by our office for years ended 10/31/01, 10/31/00, 10/31/99 and 10/31/98 for the purpose of registering in any and all states as a franchise.

Sincerely,

ROBERT J. LEHEW
Certified Public Accountant

RJL:med

FAMILY HERITAGE ESTATE PORTFOLIO
INC.
A CORPORATION
INCOME STATEMENT-AUDITED
SUBSIDIARY SCHEDULE
FOR THE TWELVE MONTHS ENDED OCTOBER 31, 1999 AND 1998

	Year to Date			
	Actual		Last Year	
AUTOMOBILE EXPENSES				
AUTO LEASE			$ 8,942.60	2.4
MILEAGE REIMBURSEMENT	$ 17,378.27	3.1	13,600.00	3.6
* TOTAL	17,378.27	3.1	22,542.60	6.0
INSURANCE				
WORKERS COMP			$ 45.00	0.0
* TOTAL	$ 0.00		45.00	0.0
PROFESSIONAL FEES				
LEGAL FEES			$ 7,703.50	2.1
ACCOUNTING FEES	$ 11,340.30	2.0	478.13	0.1
* TOTAL	11,340.30	2.0	8,181.63	2.2
PAYROLL EXPENSE				
COMMISSIONS PAID	$ 30,524.07	5.4	$ 64,962.69	17.4
SALARIES PAID	115,899.24	20.6	56,529.75	15.1
* TOTAL	146,423.31	26.0	121,492.44	32.5
TAXES				
TAXES - GENERAL	$ 1,943.67	0.3	$ 506.68	0.1
TAXES - PAYROLL	7,731.87	1.4	12,563.43	3.4
* TOTAL	9,675.54	1.7	13,070.11	3.5

SEE ACCOMPANYING NOTES & ACCOUNTANT'S AUDIT REPORT

ROBERT · J.
LEHEW
& ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS
400 Lexington Avenue • Mansfield, OH 44907
(419) 522-0331 • FAX (419) 522-3910

October 5, 2000

INDEPENDENT AUDITOR'S REPORT

FAMILY HERITAGE ESTATE PORTFOLIO, INC.
4955 STUBENVILLE PIKE SUITE 288
PITTSBURGH, PA 15205

We have audited the accompanying balance sheet of FAMILY HERITAGE ESTATE PORTFOLIO, INC. (a corporation) as of October 31, 1999 and October 31, 1998, and the related statement of income, retained earnings and cash flows for the twelve months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FAMILY HERITAGE ESTATE PORTFOLIO as of October 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying subsidiary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sincerely,

Robert J. LeHew & Associates, Inc.
Certified Public Accountants

FAMILY HERITAGE ESTATE PORTFOLIO
INC.
A CORPORATION
BALANCE SHEET-AUDITED
OCTOBER 31, 1999 AND 1998

ASSETS

		This Year		Last Year
CURRENT ASSETS				
CASH (Note A & D)	$	143,256	$	74,947
ACCTS RECEIVABLE (Note B)		100		100
TOTAL CURRENT ASSETS		143,356		75,047
FIXED ASSETS (Note A)				
OFFICE FURNITURE & EQUIP.		6,973		1,500
LESS:ACCUM. DEPRECIATION		(1,759)		(1,500)
TOTAL FIXED ASSETS (Note A)		5,214		0
TOTAL ASSETS	$	148,570	$	75,047

LIABILITIES & EQUITY

		This Year		Last Year
CURRENT LIABILITIES				
ACCOUNTS PAYABLE	$	109,450	$	30,479
PAYROLL WITHHOLDINGS		2,245		2,264
ACCRUED EXPENSES		2,335		29,600
ACCRUED TAXES PAYABLE		3,500		1,894
TOTAL CURRENT LIABILITIES		117,530		64,237
EQUITIES				
CAPITAL STOCK (Note C)		100		100
RETAINED EARNINGS		10,710		
CURRENT EARNINGS		20,230		10,710
TOTAL EQUITIES		31,040		10,810
TOTAL LIABILITIES & EQUITY	$	148,570	$	75,047

SEE ACCOMPANYING NOTES & ACCOUNTANT'S AUDIT REPORT

FAMILY HERITAGE ESTATE PORTFOLIO
INC.
A CORPORATION
INCOME STATEMENT-AUDITED
FOR THE TWELVE MONTHS ENDED OCTOBER 31, 1999 AND 1998

	Year to Date			
	Actual	Percent	Last Year	Percent
SALES				
SALES (Note F)	$ 563,915.73	100.0	$ 373,404.18	100.0
* TOTAL SALES	563,915.73	100.0	373,404.18	100.0
COST OF SALES				
COST OF SALES (Note F)	300,961.89	53.4	180,132.38	48.2
* TOTAL COST OF SALES	300,961.89	53.4	180,132.38	48.2
* GROSS PROFIT	262,953.84	46.6	193,271.80	51.8
EXPENSES				
SELLING, GEN'L & ADMIN	240,683.77	42.7	179,928.83	48.2
* TOTAL EXPENSES	240,683.77	42.7	179,928.83	48.2
* NET OPERATING INCOME	22,270.07	3.9	13,342.97	3.6
OTHER INCOME & (EXPENSES)				
INTEREST INCOME	1,460.16	0.3		
INTEREST EXPENSE			(738.81)	(0.2)
* TOTAL OTHER INCOME & (EXP	1,460.16	0.3	(738.81)	(0.2)
* NET INCOME BEFORE TAXES	23,730.23	4.2	12,604.16	3.4
PROVISION FOR INCOME TAX	3,500.00	0.6	1,894.00	0.5
* NET INCOME (LOSS)	$ 20,230.23	3.6	$ 10,710.16	2.9

SEE ACCOMPANYING NOTES & ACCOUNTANT'S AUDIT REPORT

FAMILY HERITAGE ESTATE PORTFOLIO
INC.
A CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE TWELVE MONTHS ENDED OCTOBER 31, 1999 AND 1998

	Year to Date Actual	Year to Date Last Year
BEGINNING RET EARNINGS	$ 10,710.16	$ 0.00
NET INCOME	20,230.23	10,710.16
ENDING RET EARNINGS	$ 30,940.39	$ 10,710.16

SEE ACCOMPANYING NOTES & ACCOUNTANT'S AUDIT REPORT

FAMILY HERITAGE ESTATE
PORTFOLIO INC.
A CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 10/31/99 & 1998

CASH FLOWS FROM OPERATING ACTIVITIES:	1999	1998
NET INCOME	$ 20,230	$ 10,710
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH:		
DEPRECIATION	25	1,500
INCREASE (DECREASE) IN:		
ACCOUNTS RECEIVABLE	-0-	(100)
ACCOUNTS PAYABLE	78,972	30,479
ACCRUED EXPENSES	(25,659)	31,494
WITHHOLDINGS PAYABLE	(19)	2,264
TOTAL ADJUSTMENTS	$ 53,552	$ 65,637
NET CASH PROVIDED (USED) BY		
OPERATING ACTIVITIES	$ 73,782	$ 76,347
CASH FLOWS FROM INVESTING ACTIVITIES:		
CAPITAL EXPENDITURES	$ (5,473)	$ (1,500)
COMMON STOCK	-0-	100
NET CASH USED BY INVESTING ACTIVITIES	$ (5,473)	$ (1,400)
CASH FLOWS FROM FINANCING ACTIVITIES:		
BORROWINGS	$ -0-	$ -0-
NET CASH USED BY FINANCING ACTIVITIES	$ -0-	$ -0-
NET INCREASE (DECREASE) IN CASH	$ 68,309	$ 74,947
BEGINNING CASH	74,947	-0-
ENDING CASH	$143,256	$ 74,947
SUPPLEMENTAL DISCLOSURES:		
INTEREST PAID	$ -0-	$ 739
INCOME TAXES PAID	$ 1,894	$ -0-

SEE ACCOMPANYING NOTES & ACCOUNTANT'S AUDIT REPORT

FAMILY HERITAGE ESTATE
PORTFOLIO INC.
A CORPORATION
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 1999 & 1998

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

NATURE OF BUSINESS:

Family Heritage Estate Portfolio, Inc. was incorporated in July 1991 in the Commonwealth of Pennsylvania. It is headquartered in Pittsburgh, Pennsylvania and began operations January 1, 1997. Family Heritage Estate Portfolio Inc. is focused on the development of a Franchise business that operates Automated Teller Machines for a profit and provides marketing and technical consulting services.

CASH & CASH EQUIVALENTS:

The Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

PROPERTY & EQUIPMENT:

Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives.

	Years
Office Furniture & Equipment	12

For federal income tax purposes, depreciation is computed using the accelerated cost recovery system and the modified accelerated cost recovery system. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

INCOME TAXES:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of assets for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future federal income taxes. There was no significant deferred tax benefit or liability as of 10/31/99 or 10/31/98.

FAMILY HERITAGE ESTATE
PORTFOLIO INC.
A CORPORATION
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 1999 & 1998

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - ACCOUNTS RECEIVABLE:

The Company has no allowance for bad debts as there are no trade receivables. Accounts receivable consists of the following:

Account Receivable - Officer	$100

NOTE C - CAPITAL STOCK:

The Company has 1,000 shares authorized, and 100 shares issued and outstanding. The par value per share was designated as $1.00 per share.

NOTE D - CONCENTRATION OF CREDIT RISK:

The Company has cash in several financial institutions. The excess of the deposit liabilities reported by the banks over the amount covered by federal insurance was $27,536 at 10/31/99 and $0 at 10/31/98.

NOTE E - LEASEBACKS:

The Company sells franchises which include ATM machines. These ATM's are then leased back from the franchisee. Lease expense for the year ended 10/31/99 and 10/31/98 was $83,069 and $18,134 respectively.

Following is a schedule of future annual minimum payments required under the leases for the next 5 years:

10/31/99	$112,299
10/31/00	$112,299
10/31/01	$112,299
10/31/02	$112,299
10/31/03	$112,299

FAMILY HERITAGE ESTATE
PORTFOLIO INC.
A CORPORATION
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 1999 & 1998

NOTE F - FRANCHISE FEE REVENUE

Listed below is a breakdown of revenue and cost of sales for the sale of franchises:

	1999	1998
Sales - Initial franchises	$544,912	$361,784
Cost of sales - franchises	$220,608	$224,733

FAMILY HERITAGE ESTATE PORTFOLIO, INC.
(A CORPORATION)
AUDITED FINANCIAL STATEMENTS
OCTOBER 31, 2001 and 2000

FAMILY HERITAGE ESTATE PORTFOLIO, INC.
(A CORPORATION)
AUDITED FINANCIAL STATEMENTS

OCTOBER 31, 2001 and 2000

ROBERT · J.
LEHEW
& ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS
400 Lexington Avenue • Mansfield, OH 44907
(419) 522-0331 • FAX (419) 522-3910

January 21, 2002

INDEPENDENT AUDITOR'S REPORT

FAMILY HERITAGE ESTATE PORTFOLIO, INC.
102 MERCHANT LANE
PITTSBURGH, PA 15205

We have audited the accompanying balance sheet of FAMILY HERITAGE ESTATE PORTFOLIO, INC. (a corporation) as of October 31, 2001 and 2000, and the related statement of income, retained earnings and cash flows for the twelve months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FAMILY HERITAGE ESTATE PORTFOLIO, INC. as of October 31, 2001 and 2000, and the results of its operations and its cash flows for the twelve months then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The subsidiary schedule for general & administrative expenses is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sincerely,

Robert J. LeHew & Associates, Inc.
Certified Public Accountants

FAMILY HERITAGE ESTATE PORTFOLIO INC.
A CORPORATION
BALANCE SHEET
OCTOBER 31, 2001 & 2000

ASSETS

	2001	2000
CURRENT ASSETS		
CASH (Note A & D)	$525,089	$548,902
NOTES RECEIVABLE (Note B)	0	26,100
PREPAID TAXES	1,601	0
TOTAL CURRENT ASSETS	526,690	575,002
FIXED ASSETS (Note A)		
OFFICE FURNITURE & EQUIP.	8,926	6,973
LESS: ACCUMULATED DEPRECIATION	(2,970)	(2,215)
TOTAL FIXED ASSETS (Note A)	5,956	4,758
TOTAL ASSETS	$532,646	$579,760

LIABILITIES & EQUITY

	2001	2000
CURRENT LIABILITIES		
ACCOUNTS PAYABLE	$377,662	$379,318
ACCRUED EXPENSES	19,699	100,000
ACCRUED INC TAX (Note A)	0	10,216
TOTAL CURRENT LIABILITIES	397,361	489,534
LONG TERM LIABILITIES		
DEFERRED TAXES	893	0
EQUITIES		
CAPITAL STOCK (Note C)	100	100
RETAINED EARNINGS	90,126	30,940
CURRENT EARNINGS	44,166	59,186
TOTAL EQUITIES	134,392	90,226
TOTAL LIABILITIES & EQUITY	$532,646	$579,760

FAMILY HERITAGE ESTATE PORTFOLIO INC.
A CORPORATION
INCOME STATEMENT
FOR THE TWELVE MONTHS ENDED OCTOBER 31, 2001 & 2000

	Year to Date			
	2001	Percent	2000	Percent
SALES (Note F)				
SALES	$1,954,306	100.0%	$1,518,466	100.0%
COGS (Note F)				
COST OF SALES	1,323,365	67.7%	992,421	65.4%
GROSS PROFIT	630,941	32.3%	526,045	34.6%
GENERAL & ADMIN EXPENSES	593,643	30.4%	461,370	30.4%
NET OPERATING INCOME	37,298	1.9%	64,676	4.3%
OTHER INCOME				
INTEREST INCOME	16,447	0.8%	8,226	0.5%
TOTAL OTHER INCOME	16,447	0.8%	8,226	0.5%
NET INCOME BEFORE TAXES	53,745	2.8%	72,902	4.8%
PROVISION FOR INCOME TAX	(9,579)	-0.5%	(13,716)	-0.9%
NET INCOME	$44,166	2.3%	$59,186	3.9%

FAMILY HERITAGE ESTATE PORTFOLIO INC.
A CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE TWELVE MONTHS ENDED OCTOBER 31, 2001 & 2000

	Year to Date	
	2001	2000
BEGINNING RETAINED EARNINGS	$90,126	$30,940
NET INCOME	44,166	59,186
ENDING RETAINED EARNINGS	$134,292	$90,126

FAMILY HERITAGE ESTATE PORTFOLIO INC.
A CORPORATION
STATEMENT OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED OCTOBER 31, 2001 & 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
NET INCOME	$44,166	$59,186
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH:		
DEPRECIATION	755	456
(INCREASE) DECREASE IN:		
NOTES RECEIVABLE	26,100	(26,000)
PREPAID TAXES	(1,601)	-0-
INCREASE (DECREASE) IN:		
ACCOUNTS PAYABLE	(1,656)	269,868
ACCRUED EXPENSES	(90,517)	102,136
DEFERRED TAXES	893	-0-
TOTAL ADJUSTMENTS	(66,026)	346,460
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(21,860)	405,646
CASH FLOWS FROM INVESTING ACTIVITIES:		
CAPITAL EXPENDITURES	(1,953)	-0-
NET CASH USED BY INVESTING ACTIVITIES	-0-	-0-
CASH FLOWS FROM FINANCING ACTIVITIES:		
BORROWINGS	-0-	-0-
NET CASH USED BY FINANCING ACTIVITIES	-0-	-0-
NET INCREASE (DECREASE) IN CASH	(23,813)	405,646
BEGINNING CASH	548,902	143,256
ENDING CASH	525,089	548,902
SUPPLEMENTAL DISCLOSURES:		
INTEREST PAID	-0-	-0-
INCOME TAXES PAID	$20,503	$7,000

FAMILY HERITAGE ESTATE
PORTFOLIO INC.
(A CORPORATION)
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2001 & 2000

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

NATURE OF BUSINESS:

Family Heritage Estate Portfolio, Inc. was incorporated in July 1991 in the Commonwealth of Pennsylvania. It is headquartered in Pittsburgh, Pennsylvania and began operations in 1997. Family Heritage Estate Portfolio Inc. is focused on the development of a Franchise business that operates Automated Teller Machines for a profit and provides marketing and technical consulting services.

CASH & CASH EQUIVALENTS:

The Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

PROPERTY & EQUIPMENT:

Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives.

	Years
Office Furniture & Equipment	12

For federal income tax purposes, depreciation is computed using the accelerated cost recovery system and the modified accelerated cost recovery system. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized.Expenditures for maintenance and repairs are charged to expense as incurred.

INCOME TAXES:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of assets for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future federal income taxes. The deferred tax for 10/31/01 and 10/31/00 was $893 and $0 respectfully.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

FAMILY HERITAGE ESTATE
PORTFOLIO INC.
(A CORPORATION)
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2001 & 2000

NOTE B - NOTES RECEIVABLE:

The Company has no allowance for bad debts, as there are no trade receivables. Notes receivable consists of the following:

	2001	2000
Notes Receivable - Officer	$0	$26,100

NOTE C - CAPITAL STOCK:

The Company has 1,000 shares authorized, and 100 shares issued and outstanding. The par value per share was designated as $1.00 per share.

NOTE D - CONCENTRATION OF CREDIT RISK:

The Company has cash in several financial institutions. The excess of the deposit liabilities reported by the banks over the amount covered by federal insurance was $392,699 at 10/31/01 and $373,062 at 10/31/00.

NOTE E - LEASES:

The Company sells franchises, which include Automated Teller Machines. These Automated Teller Machines are then leased back from the franchisee usually for a period of 10 years. These leases may then be renegotiated in accordance with the franchise agreement. Lease expense for the year ended 10/31/01 was $398,818 and $200,500 for 10/31/00.

The following is a schedule of future annual minimum payments required under the leases for the next five years:

10/31/02	$398,925
10/31/03	$398,925
10/31/04	$398,925
10/31/05	$398,925
10/31/06	$398,925

NOTE F - FRANCHISE FEE REVENUE:

Listed below is a breakdown by year of revenue and cost of sales for the sale of franchises:

	2001	2000
Sales - Initial franchises	$ 1,658,126	$ 1,457,137
Cost of sales - franchises	$ 584,107	$ 680,714

* Includes franchise sales to partnership (Note G) of $1,260,032.

NOTE G – GUARANTEED PAYMENTS:

During 2001, Family Heritage began selling ATM franchises to partnerships where Family Heritage is the minority partner. The outside investor is the majority partner and contributes all cash required to purchase the ATM franchise from Family Heritage.

Although Family Heritage makes no capital contribution to the partnership, they do guarantee minimum payments to the majority partner. Guaranteed payments for the twelve months ended 10/31/01 were $66,325.

Listed below are the required guaranteed annual payments for the next five years based on partnerships sold through 10/31/01:

10/31/02	$187,500
10/31/03	$187,500
10/31/04	$187,500
10/31/05	$187,500
10/31/06	$187,500

Sales to partnerships through 10/31/01 were $1,260,032.

FAMILY HERITAGE ESTATE PORTFOLIO INC.
A CORPORATION
INCOME STATEMENT
SUBSIDIARY SCHEDULE
FOR THE TWELVE MONTHS ENDED OCTOBER 31, 2001 & 2000

	Year to Date			
	2001	Percent	2000	Percent
GENERAL & ADMIN EXPENSES				
ADVERTISING	$2,540	0.1%	$2,765	0.2%
AUTOMOBILE	32,250	1.7%	18,065	1.2%
BANK CHARGES	2,928	0.1%	1,987	0.1%
RENT	17,412	0.9%	7,978	0.5%
TELEPHONE	11,397	0.6%	10,560	0.7%
COMPUTER	6,828	0.3%	4,068	0.3%
MEALS & ENTERTAINMENT	4,388	0.2%	3,004	0.2%
PROFESSIONAL FEES	88,898	4.5%	28,351	1.9%
OFFICE EXPENSE	21,199	1.1%	19,025	1.3%
POSTAGE	5,990	0.3%	3,550	0.2%
DUES & SUBSCRIPTIONS	1,489	0.1%	5	0.0%
SALARIES	315,463	16.1%	309,941	20.4%
TAXES	54,692	2.8%	23,671	1.6%
TRAVEL	21,871	1.1%	9,993	0.7%
LICENSES AND PERMITS	825	0.0%	1,000	0.1%
CONSULTING	0	0.0%	16,750	1.1%
EDUCATION	3,156	0.2%	200	0.0%
DEPRECIATION	755	0.0%	456	0.0%
INSURANCE	1,562	0.1%	0	0.0%
TOTAL	$593,643	30.4%	$461,369	30.4%

FAMILY HERITAGE ESTATE PORTFOLIO
INC.
A CORPORATION
INCOME STATEMENT-AUDITED
SUBSIDIARY SCHEDULE
FOR THE TWELVE MONTHS ENDED OCTOBER 31, 1999 AND 1998

	Year to Date			
	Actual		Last Year	
SALES (Note F)				
ATM LEASE	$ 544,911.63	96.6	$ 361,784.23	96.9
ATM TRANSACTION FEES	19,004.10	3.4	11,619.95	3.1
* TOTAL	563,915.73	100.0	373,404.18	100.0
COST OF SALES (Note F)				
ATM MACHINE PURCHASES	$ 190,084.14	33.7	$ 159,769.59	42.8
ATM LEASE BACK PAYMENTS	83,069.13	14.7	18,134.11	4.9
ATM TRANSACTION FEE PYMTS	1,785.17	0.3	2,228.68	0.6
ATM PROCESSING FEES	26,023.45	4.6		
* TOTAL	300,961.89	53.4	180,132.38	48.2
SELLING, GEN'L & ADMIN				
ADVERTISING	$ 1,048.39	0.2	$ 1,572.20	0.4
AUTOMOBILE EXPENSES	17,378.27	3.1	22,542.60	6.0
BANK CHARGES	581.17	0.1	1,158.63	0.3
RENT EXPENSE			4,891.99	1.3
TELEPHONE	8,369.24	1.5	964.96	0.3
COMPUTER EXPENSES	1,297.09	0.2	1,587.26	0.4
FRANCHISE FEES			100.00	0.0
INSURANCE			45.00	0.0
MEALS & ENTERTAINMENT	9,635.19	1.7	41.75	0.0
PROFESSIONAL FEES	11,340.30	2.0	8,181.63	2.2
OFFICE EXPENSE	8,671.22	1.5	2,009.11	0.5
POSTAGE	1,477.02	0.3	319.15	0.1
DUES & SUBSCRIPTIONS	251.74	0.0		
PAYROLL EXPENSE	146,423.31	26.0	121,492.44	32.5
TAXES	9,675.54	1.7	13,070.11	3.5
TRAVEL	23,116.60	4.1	452.00	0.1
LICENSES AND PERMITS	1,160.00	0.2		
DEPRECIATION	258.69	0.0	1,500.00	0.4
* TOTAL	240,683.77	42.7	179,928.83	48.2

SEE ACCOMPANYING NOTES & ACCOUNTANT'S AUDIT REPORT

Exhibit 2

Articles of Incorporation

Microfilm Number________________ Filed with the Department of State on ________

Entity Number________________

Christopher A. Lewis

Secretary of the Commonwealth

ARTICLES OF INCORPORATION

DSCB:15-1306(Rev 89)

Indicate type of domestic corporation (check one):

X Business-stock (15 Pa. C.S. § 1306) ____ Professional (15 Pa. C.S. § 2903)

____ Business-nonstock (15 Pa. C.S. § 2102) ____ Management (15 Pa. C.S. § 2701)

____ Business-statutory close (15 Pa. C.S. § 2304a is applicable) ____ Cooperative (15 Pa. C.S. § 7701)

1. The name of the corporation is: FAMILY HERITAGE ESTATE PORTFOLIO, INC.

This corporation is incorporated under the provisions of the Business Corporation Law of 1988.

2. The (a) address of this corporation's initial registered office in this Commonwealth or (b) commercial registered office provider and the county of venue is:

(a) 445 Herbst Manor | Coraopolis | PA | 15108 | Allegheny
Number and Street | City | State | Zip | County

(b) None
Name of Commercial Registered Office Provider | County

For a corporation represented by a commercial registered office provider, the county in (b) shall be deemed the county in which the corporation is located for venue and official publication purposes.

3. The aggregate number of shares authorized is:________________ (other provisions, if any, attach 8 1/2 x 11 sheet)

4. The name and address, including street and number, if any, of each incorporator is:

Name	Address	Signature	D
William L. Atkinson II	445 Herbst Manor Coraopolis, PA 15108	William L. Atkinson II	6/1
James Robert Walker	Rt. 9-440 Fox Road Lexington, OH 44904	James Robert Walker	6/1
William L. Atkinson, III	1101 Stanhope Street Pittsburgh, PA 15204	William L. Atkinson III	6/1

5. The specified effective date, if any, is: June 1 1991
month day year hour, if any

6. Any additional provisions of the articles, if any, attach an 8 1/2 x 11 sheet.

7. **Statutory close corporation only:** Neither the corporation nor any shareholder shall make an offering of any of its sha of any class that would constitute a "Public Offering" within the meaning of the Securities Act of 1933 (15U.S.C. § 77A seq.).

8. **Business cooperative corporations only:** (Complete and strike out inapplicable term) The common bond of membersh among its members/shareholders is:________________

Form **SS-4**
(Rev. August 1988)
Department of the Treasury
Internal Revenue Service

Application for Employer Identification Number

(For use by employers and others. Please read the attached instructions before completing this form.) Please type or print clearly.

Offical Use Only
OMB No. 1545-0003
Expires 7-31-91

1 Name of applicant (True legal name. See instructions.)
Family Heritage Estate Portfolio, Inc.

2 Trade name of business if different from item 1

3 Executor, trustee, "care of name"

4 Mailing address (street address) (room, apt., or suite no.)
445 Herbst Manor

5 Address of business, if different from item 4. (See instructions.)

4a City, state, and ZIP code
Coraopolis, PA 15108

5a City, state, and ZIP code

6 County and State where principal business is located
Allegheny County, Pennsylvania

7 Name of principal officer, grantor, or general partner. (See instructions.) ▶ William L. Atkinson

8 Type of entity (Check only one.) (See instructions.)
- ☐ Individual SSN ____
- ☐ Plan administrator SSN ____
- ☐ Partnership
- ☐ REMIC
- ☐ Personal service corp.
- ☐ Other corporation (specify)
- ☐ State/local government
- ☐ National guard
- ☐ Federal government/military
- ☐ Church or church controlled organizati
- ☐ Other nonprofit organization (specify) ____ If nonprofit organization enter GEN (if applicable) ____
- ☐ Farmers' cooperative
- ☐ Estate
- ☐ Trust
- ☒ Other (specify) ▶ Estate Planning

8a If a corporation, give name of foreign country (if applicable) or state in the U.S. where incorporated ▶ Foreign country: State: Pennsylvania

9 Reason for applying (check only one)
- ☒ Started new business
- ☐ Hired employees
- ☐ Created a pension plan (specify type) ▶
- ☐ Banking purpose (specify) ▶
- ☐ Changed type of organization (specify) ▶
- ☐ Purchased going business
- ☐ Created a trust (specify) ▶
- ☐ Other (specify) ▶

10 Business start date or acquisition date (Mo., day, year) (See instructions.)

11 Enter closing month of accounting year (See instructio
December

12 First date wages or annuities were paid or will be paid (Mo., day, year). **Note:** *If applicant is a withholding agent, enter date income will first be pai nonresident alien. (Mo., day, year).* ▶ Unknown at present

13 Enter highest number of employees expected in the next 12 months. **Note:** *If the applicant does not expect to have any employees during the period, enter "0."* ▶

Nonagricultural	Agricultural	Househol
2		

14 Does the applicant operate more than one place of business? ☐ Yes ☒ No
If "Yes," enter name of business. ▶

15 Principal activity or service (See instructions.) ▶ Offering Estate Planning Services

16 Is the principal business activity manufacturing? ☐ Yes ☒ No
If "Yes," principal product and raw material used. ▶

17 To whom are most of the products or services sold? Please check the appropriate box. ☐ Business (wholesale)
☒ Public (retail) ☐ Other (specify) ▶ ☐ N/

18 Has the applicant ever applied for an identification number for this or any other business? ☐ Yes ☒ No
Note: *If "Yes," please answer items 18a and 18b.*

18a If the answer to item 18 is "Yes," give applicant's true name and trade name, if different when applicant applied.
True name ▶ Trade name ▶

18b Enter approximate date, city, and state where the application was filed and the previous employer identification number if known.

Approximate date when filed (Mo., day, year)	City, and state where filed	Previous EIN

Under penalties of perjury, I declare that I have examined this application, and to the best of my knowledge and belief, it is true, correct, and complete.

Telephone number (include area code)

Name and title (please type or print clearly) ▶ Peter J. King Attorney

Signature ▶ Peter J. King, Esquire Date ▶ 6/4/91

Note: *Do not write below this line. For official use only.*

Please leave blank ▶	Geo.	Ind.	Class	Reason for applying

Exhibit 3

Corporate By-Laws

BY-LAWS

OF

FAMILY HERITAGE ESTATE PORTFOLIO, INC.

ARTICLE I. OFFICES

The principal office of the corporation in the State of Pennsylvania shall be located in the township of Robinson, County of Allegheny. The corporation may have such other offices, either within or without the state of Pennsylvania, as the Board of Directors may designate or as the business of the corporation may require form time to time.

ARTICLE II. SHAREHOLDERS

SECTION 1. Annual Meeting. The annual meeting of the shareholders shall be held on the second Saturday in January in each year, beginning with the year 2002 at the hour of 11 o'clock A.M. for the purpose of electing Directors and for the transaction of such other business as may come before the meeting. If the election of Directors shall not be held on the day designated herein for any annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as conveniently may be.

SECTION 2. Special Meetings. Special meeting of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the President of by the Board of Directors, and shall be called by the President at the request of the holders of not less than thirty percent of all the outstanding shares of the corporation entitled to vote at the meeting.

SECTION 3. Place of Meeting. The Board of Directors may designate any place; wither within or without the State of Pennsylvania unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or without the State of Pennsylvania, unless otherwise prescribed by statute, as the place for holding of such meeting. If no designation is made, or if a special meeting be otherwise called, the place of the meeting shall be the principal office of the corporation in the State of Pennsylvania.

SECIOTN 4. Notice of Meeting. Written notice stating the place, day and hour of the meeting, and incase of special meetings, the purpose or purposes for which the meeting is called, shall unless otherwise prescribed by statute, be delivered not less than ten nor more than thirty days before the date of the meeting, either personally or by mail, by or at the direction of the President, or the Secretary, or the persons calling the meeting, to each shareholder of record entitled to vote at such meeting. If mailed such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his address as it appears on the stock transfer books of the corporation, with the postage thereon prepaid.

SECTION 5. Closing of Transfer Books or Fixing of Record Date. For the purpose of determining shareholders entitled to notice of or to vote a any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the corporation may provide but not to exceed, in any case, thirty days. If the stock transfer books shall be closed for at least twenty days immediately preceding such meeting. In lieu of closing the stock transfer books, the board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than twenty days and in case of a meeting of shareholders, not less than twenty days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken. If the stock transfer books are not closed an no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

SECTION 6. Voting Lists. The officer of agent having charge of the stock transfer books for shares of the corporation shall make a complete list of the shareholders entitled to vote at each meeting of shareholders or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each. Such list shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting for the purposes thereof.

SECTION 7. Quorum. A majority of the outstanding share of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a majority of the outstanding shares are represented a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present of represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The shareholders present a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

SECTION 8. Proxies. At all meetings of shareholders, a shareholder may vote in person or by proxy executed in writing by shareholder or by his duly authorized attorney in fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting. No proxy shall be valid after two months from the date of its execution, unless otherwise provided in the proxy.

SECTION 9. Voting Shares. Subject to the provisions of Section 12 of this Article II. Each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of shareholders.

SECTION 10. Voting Shares of Certain Holders. Shares standing in the name of another corporation may be voted by such officer, agent or proxy as the by-laws of such corporation may prescribe, or, in the absence of such provision, as the board of directors of such corporation may determine.

Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Share standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name.

Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority so to do be contained in an appropriate order of the court by which such receiver was appointed.

A shareholder whose shares are pledged shall be entitled to vote such share until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

Shares of its own stock belonging to the corporation shall not be voted, directly or indirectly, at nay meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

SECTION 11. Informal Action by Shareholders. Unless otherwise provided by law, any action required to be taken at a meeting of shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

SECTION 12. Cumulative Voting. Unless otherwise provided by law, at each election for Directors every shareholder entitled to vote at such election shall have the right to vote, in person or by proxy, the number of shares owned by him for as many persons as there are Directors to be elected and for whose election he has a right to vote, or to cumulate his votes by giving one candidate as many votes as the number of such Directors multiplied by the number of his shares shall equal, or by distributing such votes on the same principle among any number of candidates.

ARTICLE III. BOARD OF DIRECTORS

SECTION 1. General Powers. The business and affairs of the corporation shall be managed by its Board of Directors.

SECTION 2. Number, Tenure and Qualifications. The number of directors of the corporation shall be eight.

SECTION 3. Regular Meetings. A regular meeting of the board of Directors shall be held without other notice than this bylaw immediately after, and at the same place as, the annual meeting of shareholders. The Board of Directors may provide, by resolution, the time and place for the holding of additional regular meeting without other notice than such resolution.

SECTION 4. Special Meetings. Special meeting of the Board of Directors may be called by or at the request of the President or any two directors. The person or persons authorized to call special meeting of the board of Directors may fix the place for holding any special meeting of the Board of Directors called by them.

SECTION 5. Notice. Notice of any special meeting shall be given at least ten days previously thereto by written notice delivered personally or mailed to each director at this business address, or by telegram. If mailed, such notice shall be deemed to be delivered when deposited into the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any director may waive notice of any meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

SECTION 6. Quorum. A majority of the number of directors fixed by Section 2 of this Article III shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

SECTION 7. Manner of Acting. Any action that may be taken by the Board of Directors at a meeting may be taken without a meeting if a consent in writing, setting forth the action so to be taken, shall be signed before such action by all of the Directors.

SECTION 8. Action Without a Meeting. Any action that may be taken by the Board of Directors at a meeting may be taken without a meeting if a consent in writing, setting forth the action so to be taken, shall be signed before such action by all of the Directors.

SECTION 9. Vacancies. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors, unless otherwise provided by law. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. Any directorship to be filled by reason of an increase in the number of directors may be filled by election by the Board of Directors for a term of office continuing only until the next election of Directors by the shareholders.

SECTION 10. Compensation. By resolution of the Board of Directors, each Director may be paid his expensed, if any, of attendance at each meeting of the board of Directors, and may be paid a stated salary as director or a fixed sum for attendance at each meeting of the Board of Directors or both. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefore. *The current compensation shall be set at $500 for attendance at each meeting plus any expenses incurred for the attendance of the meeting.*

SECTION 11. Presumption of Assent. A director of the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless his dissent shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

ARTICLE IV. OFFICERS

SECTION 1. Number. The officers of the corporation shall be a President, an Executive Vice President, a Vice President Secretary, and a Vice President Treasurer, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors.

SECTION 2. Election and Term of Office. The officers of the corporation to be elected by the Board of Directors shall e elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

SECTION 3. Removal. Any officer or agent may be removed by the Board of Directors whenever in its judgment, the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights.

SECTION 4. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Board of Directors for the unexpired portion of the term.

SECTION 5. President. The President shall be the principal executive officer of the corporation and, subject to the control of the Board of Directors, shall in general supervise and control all of the business and affairs of the corporation. He shall, when present, preside at all meeting of the shareholders and of the Board of Directors. He may sign, with the Secretary or any other proper officer of the corporation thereunto authorized by the Board of Directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these By-laws to some other officer of agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

SECTION 6. Executive Vice President. In the absence of the President or in event of his death, inability or refusal to act, the Executive Vice President shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The Executive Vice President shall perform such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

SECTION 7. Vice President Secretary. The Vice President Secretary shall: (a) keep the minutes of the proceedings of the shareholders and of the Board of Directors in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these By-Laws or as required by law; (c) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized; (d) keep a register of the post office address of each shareholder which shall be furnished to the Vice President Secretary by such shareholder; (e) sign with the President, certificates for shares for the corporation, the issuance of which shall have been authorized by resolution of the board of Directors; (f) have general charge of the stock transfer books of the corporation; and (g) in general perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to her by the President or by the Board of Directors.

SECTION 8. Vice President Treasurer. The Vice President Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation; (b) receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositaries as shall be selected in accordance with the provisions of Article V of these By-Laws; and (c) in general perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to her by the President or by the Board of Directors. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the Board of Directors shall determine.

SECTION 9. Salaries. The salaries of the officers shall be fixed form time to time by the Board of Directors and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the corporation.

ARTICLE V. CONTRACTS, LOANS, CHECKS, AND DEPOSITS

SECTION 1. Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

SECTION 2. Loans. No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

SECTION 3. Checks, drafts, etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

SECTION 4. Deposits. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositaries as the Board of Directors may select.

ARTICLE VI. CERTIFICATES FOR SHARES AND THEIR TRANSFER

SECTION 1. Certificates for Shares. Certificates representing shares of the corporation shall be in such form as shall be determined by the Board of Directors. Such certificates shall be signed by the President and by the Secretary or by such other officers authorized by law and by the Board of Directors so to do, and sealed with the corporate seal. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be canceled an no new certificate shall be issued until the former certificate for a like number of shares hall have been surrendered and canceled, except that in case of a lost, destroyed or mutilated certificate a new one may be issued therefore upon such terms and indemnity to the corporation as the Board of Directors may prescribe.

SECTION 2. Transfer of Shares. Transfer of shares of the corporation shall be made only on the stock transfer books of the corporation by the holder of record thereof or by his legal representative who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation, and on surrender for cancellation of the certificate for such shares. The person I whose name shares stand on the books of the corporation shall be deemed by the corporation to be the owner thereof for all purposes.

ARTICLE VII. FISCAL YEAR

The fiscal year of the corporation shall begin on the 1st day of November and end on the 31st day of October in each year, commencing with the year 1998.

ARTICLE VIII. DIVIDENDS

The Board of Directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and its articles of incorporation.

ARTICLE IX. CORPORATE SEAL

The Board of Directors shall provide a corporate seal, which shall be circular in form and shall have inscribed thereon the name of the corporation and the state of incorporation and the words, "Corporate Seal".

ARTICLE X. WAIVER OF NOTICE

Unless otherwise provided by law, whenever any notice is required to be given to any shareholder or director of the corporation under the provisions of these By-Laws or under the provisions of the articles of incorporation or under the provisions of the Business Corporation Act, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before of after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE XI. AMENDMENTS

These By-Laws may be altered, amended or repealed and new By-Laws may be adopted by the Board of Directors at any regular or special meeting of the Board of Directors.

ANNUAL SHAREHOLDERS MEETING

AUGUST 24, 2001

Meeting called to order at 10:00 AM in attendance: William L. Atkinson, II James R. Walker, Melinda Gerrell, Kathleen Mack, Patricia Diaz, and Linda Maloney Absent from meeting William L. Atkinson, III and Cynthia McCarroll.

William L. Atkinson, II motioned to have William L. Atkinson, III and Cynthia McCarroll removed from the board of directors. James Walker seconded the motion. A vote was taken and all in attendance agreed to have William L. Atkinson, III and Cynthia McCarroll removed from the board of directors.

Motion was made and seconded to adjourn the meeting at 10:10 AM.

The Annual Board of Directors Meeting followed.

Linda Maloney

Secretary
Linda Maloney

Exhibit 4

Corporate Resolutions

Form U-2A

UNIFORM FORM OF CORPORATE RESOLUTION OF

FAMILY HERITAGE ESTATE PORTFOLIO, INC.

RESOLVED, that it is desirable and in the best interest of this Corporation that its securities be qualified or registered for sale in various states; that the President or any Vice President and the Secretary or an Assistant Secretary hereby are authorized to determine that states in which appropriate action shall be taken to qualify or register for sale all or such part of the securities of this Corporation as said officers may deem advisable; that said officers are hereby authorized to perform on behalf of this Corporation any and all such acts as they may deem necessary or advisable in order to comply with the applicable laws of any such states, and in connection therewith to execute and file all requisite papers and documents, including, but not limited to, applications, reports, surety bonds, irrevocable consents and appointments of attorneys for service of process; and the execution by such officers of any such paper or document for the doing by them of any act in connection with the foregoing matters shall conclusively establish their authority therefore from this Corporation and the approval and ratification by this Corporation of the papers and documents so executed and the action so taken.

CERTIFICATE

The undersigned hereby certifies that he/she is the Secretary of Family Heritage Estate Portfolio, Inc., a corporation organized and existing under the laws of the State of Pennsylvania; that the foregoing is a true and correct copy of a resolution duly adopted at a meeting of the Board of Directors of said corporation held on the 24 day of August, 2001, at which meeting a quorum was at all times present and acting; that the passage of said resolution was in all respects legal; and that said resolution is in full force and effect.

Dated this 24 day of August, 2001.

Linda M. Maloney
Secretary

(Corporate Seal)

Exhibit 5

Consent of Service of Process

Form U-2 Uniform Consent to Service of Process

Know all men by these presents:

That the undersigned Family Heritage Estate Portfolio (a corporation), (a partnership), a ( ) organized under the laws of Pennsylvania or (an individual), [strike out inapplicable nomenclature] for purposes of complying with the laws of the States indicated hereunder relating to either the registration or sale of securities, hereby irrevocably appoints the officers of the States so designated hereunder and their successors in such offices, its attorney in those States so designated upon whom may be served any notice, process or pleading in any action or proceeding against it arising out of, or in connection with, the sale of securities or out of violation of the aforesaid laws of the States so designated; and the undersigned does hereby consent that any such action or proceeding against it may be commenced in any court of competent jurisdiction and proper venue within the States so designated hereunder by service of process upon the officers so designated with the same effect as if the undersigned was organized or created under the laws of that State and have been served lawfully with process in that State.

It is requested that a copy of any notice, process or pleading served hereunder be mailed to:

Joel M. Nagel, Esq.
(Name)

1100 Liberty Ave. Suite Three, Pittsburgh, PA 15222
(Address)

Place an "X" before the name of all the States for which the person executing this form is appointing the designated Officer of that State as its attorney in that State for receipt of service of process:

X	ALABAMA	Secretary of State
X	ALASKA	Administrator of the Division of Banking and Corporations, Department of Commerce and Economic Development.
X	ARIZONA	The Corporation Commission
X	ARKANSAS	The Securities Commissioner
X	CALIFORNIA	Commissioner of Corporations
X	COLORADO	Securities Commissioner
X	CONNECTICUT	Banking Commissioner
X	DELAWARE	Securities Commissioner
X	DISTRICT OF COLUMBIA	Public Service Commission
X	FLORIDA	Department of Banking and Finance
X	GEORGIA	Commissioner of Securities
__	GUAM	Administrator, Department of Finance
X	HAWAII	Commissioner of Securities
X	IDAHO	Director, Department of Finance

X	INDIANA	Secretary of State	X	NORTH DAKOTA	Securities Commissioner
X	IOWA	Commissioner of Insurance	X	OHIO	Secretary of State
X	KANSAS	Secretary of State	X	OREGON	Director, Department of Insurance and Finance
X	KENTUCKY	Director, Division of Securities	X	OKLAHOMA	Securities Administrator
X	LOUISIANA	Commissioner of Securities	***	PENNSYLVANIA	Pennsylvania does not require filing of a Consent to Service of Process.
X	MAINE	Administrator, Securities Division	___	PUERTO RICO	Commissioner of Financial Institutions
X	MARYLAND	Commissioner of the Division of Securities	X	RHODE ISLAND	Director of Business Regulation
X	MASSACHUSETTS	Secretary of State	X	SOUTH CAROLINA	Secretary of State
X	MICHIGAN	Administrator. Corporation and Securities Bureau, Department of Commerce	X	SOUTH DAKOTA	Director of the Division of Securities
X	MINNESOTA	Commissioner of Commerce	X	TENNESSEE	Commissioner of Commerce and Insurance
X	MISSISSIPPI	Secretary of State	X	TEXAS	Securities Commissioner
X	MISSOURI	Securities Commissioner	X	UTAH	Director, Division of Securities
X	MONTANA	State Auditor and Commissioner of Insurance	X	VERMONT	Secretary of State
X	NEBRASKA	Director of Banking and Finance	X	VIRGINIA	Clerk, State Corporation Commission
X	NEVADA	Secretary of State	X	WASHINGTON	Director of the Department of Licensing
X	NEW HAMPSHIRE	Secretary of State	X	WEST VIRGINIA	Commissioner of Securities
X	NEW JERSEY	Chief, Securities Bureau	X	WISCONSIN	Commissioner of Securities
X	NEW MEXICO	Director, Securities Division	X	WYOMING	Secretary of State
X	NEW YORK	Secretary of State			

Dated this ~~th~~ 26th day of November, ~~19~~ 2001.

(SEAL)

William L. Atkinson II

By William L. Atkinson, II

President
Title

State or Province of ______________ }
County of ______________ } ss.

On this __________ day of ________________, 19____ before me ________________________ the undersigned officer, personally appeared ______________________________________ known personally to me to be the ____________ (title) ____________ of the above named corporation and acknowledged that he, as an officer being authorized so to do, executed the foregoing instrument for the purposes therein contained, by signing the name of the corporation by himself as an officer.

IN WITNESS WHEREOF I have hereunto set my hand and official seal.

____
Notary Public/Commissioner of Oaths

(SEAL)

My Commission Expires ______________

INDIVIDUAL OR PARTNERSHIP ACKNOWLEDGMENT

State or Province of PA }
County of ALLEGHENY } ss.

On this 26th day of NOVEMBER, ~~19~~ 2001 before me MARY E ALDERSON the undersigned officer, personally appeared WILLIAM L. ATKINSON II to me personally known and known to me to be the same person(s) whose name(s) is (are) signed to the foregoing instrument and acknowledged the execution thereof for the use and purpose therein set forth.

IN WITNESS WHEREOF I have hereunto set my hand and official seal.

Mary E Alderson
Notary Public/Commissioner of Oaths

(SEAL)

My Commission Expires 5/30/2005

Notarial Seal
Mary E. Alderson, Notary Public
City of Pittsburgh, Allegheny County

Exhibit 6

All Advertising to be Furnished Investor in the Offering


ATM

FAMILY HERITAGE ATM FRANCHISE

Have you been disappointed with investment returns?


BANK

You can Increase Your Monthly Income!!

OWN YOUR OWN ATM
&
WE DO ALL THE WORK

We have available a **unique**,and attractive opportunity when you purchase a...

FAMILY HERITAGE ATM FRANCHISE



WHICH PROVIDES: *

- ***A Base Monthly Income***
- ***Profit From Transactions***
- ***A Depreciable Asset***

***See prospectus for details**

You can increase your monthly income with a Family Heritage ATM Franchise!

FRANCHISE ANALYSIS

- In 1996 the ATM industry was largely deregulated, allowing independent operators to own and manage ATMs for profit.

- **FAMILY HERITAGE** is among the first companies in the nation to offer the *ATM Turnkey Franchise.*

- Less than of 1% of the American public will have the chance to own an ATM.

- **Electronic Fund Transfers (EFT)** rose from 55% in fiscal year 1995 to 75% at the close of the 1999 fiscal year. The **Social Security Administration** is currently enrolling **85% of its new applicants** in **EFT**. (source: Federal Register 4/19/00)

- The **ATM Industry** is a multi-billion dollar industry and it continues to grow!

$ NET CASH FLOW $

YEARS	BANK @ 5%	ANNUITY @ 7.5%	FRANCHISE @12%
1	**$ 912.50**	**$ 1,368.75**	**$ 3,000.00**
5	**$ 4,562.50**	**$ 6,843.75**	**$15,000.00**
10	**$ 9,125.00**	**$13,687.50**	**$25,950.00**
20	**$18,250.00**	**$27,375.00**	**$47,850.00**

THIS NET CASH FLOW PROJECTION IS HYPOTHETICAL AND IS TO BE USED FOR ILLUSTRATION PURPOSES ONLY. FRANCHISE RESULTS MAY VARY. A TAX RATE OF 27% WAS USED FOR THIS ILLUSTRATION. THE FRANCHISE NET CASH FLOW IS BASED ON AN 8.3 YEAR DEPRECATION OF THE ATM FRANCHISE. THIS PROJECTION IS BASED ON A $25,000.00 INVESTMENT.

BASE MONTHLY INCOME

PLUS

$ .10/ surcharged transaction/ATM franchise

Amount of Investment	Base Monthly Income
$ 50,000.00	$ 500.00
$ 45,000.00	$ 450.00
$ 40,000.00	$ 400.00
$ 35,000.00	$ 350.00
$ 30,000.00	$ 300.00
$ 25,000.00	$ 250.00
$ 20,000.00	$ 200.00
$15,000.00	$ 150.00
$10,000.00	$ 100.00
$ 5,000.00	$ 50.00

NOTE 1: **Each $25,000 investment purchases 1 ATM franchise.**

NOTE 2: **The additional payout for each surcharged transaction is $ .10/franchise. (1/5 =$ .02; 2/5 =$ .04; 3/5 =$ .06; 4/5 =$.08).**

NOTE 3: **Additional investments may be made in $5,000.00 increments. For each additional $5,000.00 the BASE PAYMENT will increase by $50.00 plus an additional payout for each surcharged transaction as detailed in note 2.**

***SEE PROSPECTUS FOR DETAILS**

Proposed Advertisement Text

1) Family Heritage Estate Portfolio, Inc.
   ATM Franchise Leaseback
   Currently offering $1,000 units @ $5,000/unit
   It provides: A base monthly income of $600/year; plus profit from transaction fees and a depreciable asset

Exhibit 7

Consent to Inclusion in Disclosure Document of Accountant's Report

ROBERT · J.
LEHEW
& ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS
400 Lexington Avenue • Mansfield, OH 44907
(419) 522-0331 • FAX (419) 522-3910

March 6, 2002

Nagel & Associates, LLC
Attorneys At Law
The Pennsylvanian
1100 Liberty Avenue
Suite Three
Pittsburgh, PA 15222

RE: Family Heritage Estate Portfolio, Inc.
Audited Financial Statement 10/31/01

Please be advised that I, Robert LeHew, am the tax advisor for Family Heritage Estate Portfolio, Inc.'s offering documents.

I hereby consent to the use of the financial statements prepared on their behalf.

Sincerely,

ROBERT J. LEHEW, PRESIDENT
Robert J. LeHew & Associates, Inc.

RJL:mlo

Exhibit 8

Form of Subscription Agreement

SUBSCRIPTION AGREEMENT
FOR
FAMILY HERITAGE ESTATE PORTFOLIO, INC.

If you are interested in purchasing a security ("Security") of the Family Heritage Estate Portfolio, Inc. (the "Company"), you must:

a) complete this Subscription Agreement (the "Agreement");
b) provide a check or money order (unless a wire transfer is being sent) made payable to: Family Heritage Estate Portfolio, Inc.;
c) read and sign the Franchise Agreement and the Franchise Lease Agreement
d) deliver both the signed Agreement and payment and the signed Franchise Agreement and Franchise Lease Agreement to:

Family Heritage Estate Portfolio, Inc.
Settlers Cabin Business Center
102 Merchant Lane
Pittsburgh, Pennsylvania 15205
Attn: Patricia Diaz

The Company may accept or reject any subscription you tender, in whole or in part. This means that the Company may allocate to you a smaller number of Securities than you subscribed to purchase. If accepted by the Company, then this Agreement together with the Franchise Investment Agreement and the Franchise Lease Agreement will constitute an investment contract (security) ($5,000.00 par value per security).

The minimum subscription is $5,000.00 for one security. You must pay by check, money order or wire transfer payable to "Family Heritage Estate Portfolio Securities Account." If the Company rejects your subscription in whole, the Company will return this Agreement and your payment and the Franchise Agreement and Franchise Lease Agreement to you at the address set forth below.

If the Company accepts your subscription in whole or in part, a copy of this Agreement, the Franchise Investment Agreement and the Franchise Lease Agreement signed by the Company will be returned to you as your receipt. This will confirm your subscription and indicate how much of your subscription the Company has accepted. If the Company accepts only part of your subscription, the Company will return the unused portion of your payment to you with interest, if any.

You irrevocably submit this Agreement for the purchase of ____ Securities at $5,000.00 per Security. With this Agreement, you also submit payment in the amount of $________ ($5,000.00 per Security) for the Securities subscribed.

In connection with this investment, you represent to the Company that:

a. Before submitting payment for the Securities, you received and carefully read the Company's Disclosure Document dated ____________, 20__.

b. You have read, understood, and by signature evidenced your acceptance of the terms and conditions of the Franchise Investment Agreement and Franchise Lease Agreement.

c. You are a resident of ____________, ______________.
(State) (Country)
(If the Offering has not been qualified or registered in that jurisdiction or is not exempt from the registration requirements in that jurisdiction, your subscription will not be accepted.)

d. You understand that there is no known or established market for the securities (investment contract) being offered hereunder; you confirm you have no need for any liquidity in your investment and you understand that you cannot readily liquidate your investment in case of an emergency. See "Risk Factors" in the Offering Statement.

e. The Social Security number or taxpayer identification number that you included in this Agreement is your true, correct and complete identification number.

f. You are not subject to backup withholding of interest or dividends by the Internal Revenue Service.

g. You agree not to transfer or assign this Agreement or any interest therein and if your subscription is accepted in whole or in part, you agree not to assign or transfer the security (investment agreement) earlier than one (1) year after such franchise is awarded to you.

The Security should be registered as follows:

Name:____

As (check one):

____	Individual	____	Tenants-in-Common
____	Partnership	____	Joint Tenants
____	Corporation	____	Trust
____	Minor with adult custodian Under the Uniform Gift to Minors Act	____	Other

Individual(s) Registration:

______________________	______________________
Investor No.1 (print name above)	Investor No. 2 (print name above)
______________________	______________________
Street (residence address)	Street (residence address)
______________________	______________________
City State Zip	City State Zip
______________________	______________________
Home Phone	Home Phone

Social Security Number	Social Security Number
Date of Birth	Date of Birth
Signature	Signature
Date	Date

Entity (Not Individual) Registration:

On behalf of the entity named below, you represent that you have full power and authority to execute this Agreement. You also represent that the investment is not prohibited by any of the governing documents of the entity.

____
Name of Entity

By: ____________________________ ____________________________
Signature of trustee, partner or authorized officer — Date

Title: ________________________

Street Address	Taxpayer ID Number
City State Zip	Telephone

ACCEPTED BY FAMILY HERITAGE ESTATE PORTFOLIO, INC.
FOR__________SECURITIES

By: ____________________________ Date:____________________________

Title: ____________________________

Exhibit 9

Form of Franchise Investment Agreement

FRANCHISE INVESTMENT AGREEMENT

THIS FRANCHISE INVESTMENT AGREEMENT (hereinafter referred to as "Agreement") is made and entered into by and between Family Heritage Estate Portfolio, Inc., a Pennsylvania corporation, having its principal place of business at 102 Merchant Lane, Pittsburgh, Pennsylvania 15205 hereinafter referred to as "Family Heritage" and _______________________________________ residing at/having its principal place of business at _________________________ (hereinafter referred to as "Investor").

W I T N E S S E T H:

WHEREAS, Family Heritage has established a high reputation with the public as to the quality of products and services available from Family Heritage which said high reputation and resulting goodwill have been and continue to be a unique benefit to Family Heritage and its Franchisees; and

WHEREAS, Family Heritage has developed a system for the operation of Automatic Teller Machines (ATMs) and is engaged in the business of franchising ATMs in the United States utilizing such system (each such unit hereinafter referred to as a "Family Heritage ATM"),; and

WHEREAS, Family Heritage is the owner of certain service marks and trademarks, including the mark Family Heritage and in connection with franchising of Family Heritage ATMs, licenses the use of the Family Heritage service marks and trademarks; and

WHEREAS, Investor recognizes the benefits to be derived from being identified with a Family Heritage franchise, and being able to utilize Family Heritage's system of retailing Family Heritage ATMs and related products and services (hereinafter referred to as "Family Heritage System"), service marks and trademarks which Family Heritage makes available to its Franchised operations; and

WHEREAS, Investor desires to participate in a franchise which operates a Family Heritage ATM pursuant to the provisions hereof and at the location determined as specified herein (said franchise at said location hereinafter referred to as "Franchise"), and Investor has had a full and adequate opportunity to be thoroughly advised of the terms and conditions of this Franchise Investment Agreement by counsel of its own choosing.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and intending to be legally bound hereby, the parties agree as follows:

1.0 OWNERSHIP INTEREST

Family Heritage hereby sells to Investor, subject to the terms and conditions herein set forth, an ownership interest in one or more Franchises (as hereinafter determined) which has/have been established for the sole purpose of retailing Family Heritage ATM products and services, and utilizing the Family Heritage's System, service and trademarks in operating the franchise(s).

2.0. FRANCHISE LOCATION

2.1 The Franchise(s) shall be located at such site(s) or location(s) as is determined by Family Heritage in its reasonable judgment and upon such determination, the location shall be defined in writing and incorporated herein as said Exhibit A and the site or territory as designated in such Exhibit A shall be exclusive to the Franchise. During the term of this Agreement, Family Heritage shall not grant similar rights to any other franchise to be located within such exclusive site or territory. The exact location of each site where a Family Heritage ATM, in which Investor has acquired an interest, is to be located is hereinafter referred to as an "ATM Site". Family Heritage shall have up to One hundred eighty (180) days from the effective date of this Agreement within which to designate the ATM Site(s) which are the subject of this Agreement.

2.2 Upon expiration of the lease covering an ATM Site, and upon the inability of Family heritage to obtain renewal of the lease in spite of Family heritage reasonable efforts, Family Heritage shall have the right to relocate the franchised ATM site within the Franchise's exclusive site or territory, or, if no such location is available, to assigned a new site not within the exclusive site or territory of any other Family Heritage franchise

3.0 EFFECTIVE DATE

This Agreement shall commence in the latter of the date of the last signature by Family Heritage and the Franchisee to this Agreement or the date of last signature to the Franchise Lease Agreement relating to this Franchise.

4.0 FRANCHISE INVESTMENT AND OTHER FEES

4.1. INITIAL FRANCHISE INVESTMENT FEE: On execution of this Agreement by Family Heritage, Investor shall pay to Family Heritage, in consideration for the investment specified herein, a franchise investment fee of:

4.1.1 $5,000, which provides a 1/5th ownership interest in each the Franchise and the Family Heritage ATM;

4.1.2 $10,000, which, at Family Heritage's sole option, provides either a 2/5th ownership interest in each one Franchise and the Family Heritage ATMs associated therewith or a one fifth (1/5) interest in two Franchises and Family Heritage ATMs;

4.1.3 $15,000, which, at Family Heritage's sole option provides either a 3/5th ownership interest in one Franchise and the related Family Heritage ATM, a 2/5th ownership interest in one Franchise and the related Family Heritage ATM and a 1/5th ownership interest in another Franchise and the related Family Heritage ATM, or 1/5th ownership interest in three separate Franchises and their related Family Heritage ATMs;

4.1.4 $20,000, which, at Family Heritage's sole option provides either a 4/5th ownership interest in each one Franchise and the related Family Heritage ATM. a 3/5th ownership interest in one Franchise and the related Family Heritage ATM and a 1/5th ownership interest in another Franchise and the related Family Heritage ATM, 2/5th ownership interest in two (2) separate Franchises and their related Family Heritage ATMs, or 1/5th ownership interest in four (4) separate Franchises and their related Family Heritage ATMs; or

4.1.5 $25,000, which, at Family Heritage's sole option provides either ownership interest in each one Franchise and the related Family Heritage ATM, or. a 4/5th ownership interest in one Franchise and the related Family Heritage ATM and a 1/5th ownership interest in another Franchise and the related Family Heritage ATM, or 3/5th ownership interest in one Franchises and its related Family Heritage ATMs and either a 2/5th ownership interest in another Franchise and its related Family Heritage ATM or one fifth ownership interest in each of two Franchises and their related Family Heritage ATMs, or . a 2/5th ownership interest in each of two Franchises and their related Family Heritage ATM and a 1/5th ownership interest in another Franchise and the related Family Heritage ATM , or 1/5th ownership interest in five (5) separate Franchises and their related Family Heritage ATMs. Upon such determination, the ownership interest in each

Franchise shall be identified in Exhibit A as to each location listed therein.

4.2 The initial franchise investment fee is non-refundable, except as expressly provided hereinbelow: Upon Franchisee's request, Family Heritage will refund 100% of the Franchise Investment Fee to Investor provided that: (1) such refund request is made within 10 days of signing the Agreement; and (2) if the investment is in a new Franchise, such refund request is made prior to delivery of the Family Heritage ATM. Once a refund is made there is no further obligation or liability by either party hereto to the other.

4.3 OPERATING AND ADVERTISING FEE: The Franchise shall pay to Family Heritage on a monthly basis due and payable on the fifteenth day of each calendar month:

4.3.1 an Operating Fee of $0.50 per Transaction generated by the Franchise during the said previous month; or

4.3.2 where Family heritage provides management services, Franchise will pay Family Heritage the greater of an amount equal to 20% of the Transaction Fees generated during the month in question or the amount determined in accordance with paragraph 4.2.1 for such month.

4.4 DEFINITION OF TRANSACTION: As used in this Agreement, the term "Transaction" shall mean and include each transaction made by a customer at the ATM Site of every kind and nature including sales and services made in, upon, or from the Franchise, whether on credit or for cash, without reserve or deduction for inability or failure to collect. Should any account of more than $500 remain uncollectable after Franchise has made a diligent effort to pursue collection (such effort, at the least, entailing the use of a collection agency), Franchise may charge off such an uncollectable account and credit the amount previously paid to Family Heritage on such uncollectible Transaction against amounts owing to Family Heritage.

4.5 DEFINITION OF A TRANSACTION FEE: A "Transaction Fee" is defined as the per transaction surcharge collected by the Franchise from each customer using the Family Heritage ATM at the ATM Site.

5.0 THE FAMILY HERITAGE SYSTEM

5.1 Family Heritage has developed and perfected the Family Heritage System for providing to the public, in an efficient manner, high quality ATM sites and related services and products available from Family Heritage. The distinguishing characteristics of the System include, but are not limited to, the following:

5.1.1 A color scheme, pattern and design coordinating Family Heritage's overall operation, including its trade name, trademarks, logo and other commercial symbols, ATM site facilities, advertising, brochures and other related matters.

5.1.2 A developed marketing concept and uniform procedure for the operation of a Family Heritage ATM site, including stylized designs and display facilities to provide the highest quality of Family Heritage and related products.

5.1.3 Supply of appropriate training programs and a procedure for evaluating the effectiveness of managers and employees.

5.2 It is expressly agreed by Investor that the ownership of all right, title and interest in and to the licensed trade name, trademarks, service marks and all other commercial symbols, goodwill and Family Heritage's confidential operating policies, procedures and manuals is and shall remain solely with Family Heritage.

6.0 OBLIGATIONS OF FAMILY HERITAGE

6.1 During the term of this Agreement, Family Heritage grants Franchisee the right to use, as specified herein and in Family Heritage's Operations Manual, the trade name "Family Heritage" solely in relation to the ATM Site(s) and the Family Heritage ATM located thereon.

6.2 Family Heritage shall designate a set of standard plans and specifications for the equipment, furnishings, decor, signage package and layout of the ATM Site(s).

6.3 Family Heritage shall designate, and, unless a Franchise requests otherwise in writing, shall supply at Franchise's expense, standard fixtures, sign structures, signs, awnings and equipment for use at the ATM Site(s). Comparable (new and of equal quality) fixtures, sign structures, sign faces, designated supplies and equipment, (other than the Family Heritage ATMs and its proprietary or identifying signs and symbols, or related products, which must be purchased from Family Heritage), may be obtained by a Franchise from other sources suggested or approved in writing by Family Heritage, or after compliance with the following conditions, from sources selected by the Franchise;

6.3.1 Franchise shall submit a written request to Family Heritage for approval of the supplier;

6.3.2 The supplier shall demonstrate to Family Heritage's reasonable satisfaction that it is able to supply the commodity which meets Family Heritage's specifications; and

6.3.3 The supplier shall demonstrate to Family Heritage's reasonable satisfaction that the supplier is of good standing in the business community with respect to its financial soundness and the reliability of its products and services and shall request in writing to Family Heritage to be named an approved supplier.

6.4 Family Heritage shall designate and supply prior to Opening, at the expense of the Franchise, an initial quantity of forms, literature, display and promotional materials, and shall loan Family Heritage's confidential Operations Manual to Franchise. The term "Opening" shall mean the commencement of Transactions at the ATM Site.

6.5 If required by a Franchise, Family Heritage shall provide advice and guidance in the selection of a manager and employees for the Franchise, and periodic evaluation of Franchise's manager and employees.

6.6 Family Heritage, in consideration of the advertising fee, shall periodically provide advertising materials to the Franchise(s).

6.7 Family Heritage shall promptly provide the Franchise(s) with any amendments to the designated list of products and services which are available to the Franchise(s) for sale at the ATM site(s).

6.8 Family Heritage shall periodically provide Franchise(s) at Franchise's expense an up-to-date list of literature, display and promotional materials to be distributed and/or displayed by Franchise(s) at the ATM Site.

6.9 Subsequent to execution of this Agreement by Family Heritage, but prior to Opening, Family Heritage will provide each Franchise's designated manager with initial training. The training will be conducted for a minimum of 2 hours and a maximum of 5 hours per ATM machine located/to be located at the ATM Site(s), the exact period of time being within the discretion of Family Heritage, and depending upon the needs and abilities of and each Franchisee's designated manager. The manager must satisfactorily complete Family Heritage's training as determined by Family Heritage in its sole opinion, before the Franchise is allowed to open the ATM Site for customer transactions.

6.9.1 All incidental expenses relative to the required training, including travel expenses, hotel/motel expenses and meals, shall be the responsibility of and paid directly by each Franchise.

6.9.2 All initial training shall be conducted within the discretion of Family

Heritage, at either Family Heritage's principal place of business or designated training center or a combination of the above.

6.9.3 Additional persons employed by a Franchise may participate in the training program for a fee of $250 per person.

6.9.4 Should a Franchise so request in writing, and Family Heritage agree, the training will be conducted at the Franchise's ATM Site on a date and time as mutually agreed between the Franchise and Family Heritage. The Franchise shall pay Family Heritage a fee of $500 dollars per day for Family Heritage's training personnel sent to provide on-site training and shall reimburse Family Heritage for all travel and accommodation expenses of such personnel while on assignment to provide such training.

6.10 Where Family Heritage's approval is required hereunder, such approval shall not be unreasonably withheld and approval or disapproval shall be rendered without undue delay.

6.11 Family Heritage shall respond to a Franchise's written request for support service at the Franchise's ATM Site and provide such services at mutually agreeable scheduled times. The fee for such services is $250 per Family Heritage consultant for services completed in less than four (4) hours and $500 per Family Heritage for if services require more than four hours to complete. In addition, the Franchise shall reimburse Family Heritage for all travel, accommodation and meal expenses of such personnel.

6.12 Family Heritage shall police and enforce its rights with respect to its patents, copyrights, trade names, trademarks and other proprietary aspects of Family Heritage with the cooperation of each Franchise, and shall bring appropriate actions or proceedings against infringers or other unlawful users at its sole discretion and expense.

6.13 Family Heritage shall supply Family Heritage products and services to each Franchise upon written order at prices (other than prices specifically stated herein) and upon terms competitive with other similar suppliers and at prices no greater than those charged to other franchises of Family Heritage.

6.14 Family Heritage shall commence fulfillment of its obligations as set forth herein either upon the effective date of this Agreement or as soon as thereafter as deemed reasonably practicable by Family Heritage.

7.0 OBLIGATIONS OF FRANCHISE

Investor undertakes and agrees to so exercise its interest in the Franchise so as to cause the Franchise to perform the following:

7.1 Investor and the Franchise acknowledge and recognize Family Heritage's interest and exclusive right to the concepts of the Family Heritage System, and its distinguishing characteristics, including the name and style of the unique decor of the Family Heritage ATM, stylized literature, display and promotional materials, marketing methods, operating procedures, training program of Family Heritage. Except with the prior written consent of Family Heritage, the Franchise shall not infringe upon, use or imitate the Family Heritage System, or any of its distinguishing characteristics, and further agrees not to cause or allow any other person to infringe upon, use or imitate the Family Heritage System, or any of its distinguishing characteristics. Investor accepts the investment in the franchise subject to the covenants, terms and conditions set forth in this Agreement, and agrees to cause the Franchise to conduct its operations only at the ATM Site and in strict accordance with the Family Heritage System, standards and Operation Manuals and any revisions which from time to time may be made thereto.

7.2 Within 90 days of the date an ATM Site is secured, the Franchise, in accordance with Family Heritage's standard specifications, shall totally equip and ready the ATM Site for its Opening. Upon obtaining Family Heritage's approval that the ATM Site and the Franchise personnel are ready for Opening, the Franchise shall promptly commence operation of the franchise in strict compliance with this Agreement and the Operation Manuals.

7.3 In the event that a new ATM Site location must be selected in accordance with Clause 2.4 above, within ninty (90) days of Family Heritage securing the new location(thereafter the "ATM Site"), Franchise, in accordance with Family Heritage's specifications, shall totally equip and ready the ATM Site for Opening to the public, and the Franchise shall commence operations immediately thereafter.

7.4 Although the Franchise (and not Family Heritage) is responsible for all of the operating expenses for the ATM Site, the Franchise shall maintain a sufficient working capital to cover lease deposits, prepaid rents, sales tax deposits, prepaid insurance, utility deposits, business license fees, grand opening promotional expense fund and to cover all other ATM Site operating needs.

7.5 Each Franchise shall purchase and install, where applicable, all fixtures, signs, menus, menu and/or price list boards, sign structures, inventory and equipment designated by Family Heritage, in accordance with the provisions of Clause 6.4 hereof and as Family

Heritage may from time to time reasonably require and identify to the Franchise in writing. Franchise shall offer for sale only those services or products approved by Family Heritage and no others. Further, Franchisee shall use all forms specified by Family Heritage.

7.6 The need for uniformity in the image of a Family Heritage ATM site is acknowledged by Investor. Each Franchise therefore shall distribute and/or display at the ATM Site, literature, display and promotional materials including such special promotional materials as Family Heritage may from time to time make available. Replacement and/or updated literature, display and promotional material may be obtained from Family Heritage. Literature, display and/or promotional material, including all advertising, developed by Investor or the Franchise shall not be used in any manner by Investor or the Franchise without the express prior written approval of Family Heritage.

7.7 Each Franchise shall operate the franchise granted herein under the name "Family Heritage" and each Franchise shall properly designate the ATM Site with such appropriate name.

7.8 Each Franchise shall conspicuously post in the ATM Site, Family Heritage's designated notice to the effect that the ATM Site is a franchised business operated independently of Family Heritage. Investor shall take all legal steps to ensure the independent business status of Investor and the Franchise.

7.9 Each Franchise shall sign the lease/sublease covering the ATM Site and shall be responsible for performance of all terms and conditions of the said lease or sublease, including any required security deposit and prepaid rent specified therein unless agreed otherwise in writing, by Family Heritage and the Franchise. The Franchise shall furnish to Family Heritage, upon execution of same, a copy of said lease or sublease.

7.10 Each Franchise shall be responsible for all the expenses incurred for leasehold improvements on the ATM Site.

7.11 The need for uniformity in the set-up of the ATM sites and signs at each ATM site is acknowledged by Investor. Each Franchise shall obtain the express prior written approval of Family Heritage for any changes the Franchise desires to make to the original decor and signage .

7.12 The need for quality and quantity control in the services and products offered for sale at the ATM Site is acknowledged by Investor. All services and products offered by each Franchise must be of uniform quality and quantity and offered for sale to the public in accordance with Family Heritage's specification as set forth in Family Heritage's

Operating Manual as the same may be amended from time to time. Investor agrees that minimum standards for items of inventory and equipment may be recognized by brand name rather than by technical or engineering description

7.13 Each Franchise shall designate in writing a manager of its ATM Site. Each Franchise shall cause the designated manager to participate, at the expense of the Franchise, in Family Heritage's initial training program and all other mandatory training programs which may subsequently be offered by Family Heritage. Other key personnel of the Franchise may also participate in Family Heritage's training program with Family Heritage's prior written consent. Each Franchise shall pay to Family Heritage the current training course fees for each additional person receiving training hereunder. All travel and living expenses of Franchise designated personnel sent for training hereunder shall be for the account of and paid directly by the Franchise and Family Heritage shall have no responsibility or liability for payment of such expenses.

7.14 Each Franchise shall maintain the ATM Site premises in a clean and attractive manner as prescribed by Family Heritage, continually train and supervise its personnel to Family Heritage's reasonable standards, and conduct the franchise, using best efforts, in furtherance of the mutual business interests of both Family Heritage and the Franchise.

7.15 Each Franchise shall, at all times during the term of this Agreement, at its sole expense, maintain the ATM Site including all equipment, signs and fixtures, as well as the surrounding premises, in a good, clean, attractive and safe condition and repair in accordance with Family Heritage's written standards. Each Franchise shall replace, repaint and furnish, update and add to the same in accordance with Family Heritage's reasonable directions.

7.16 Each Franchise, at all times, shall maintain adequate and proper records and accounts relative to the franchise, and retain such records for a period of three (3) years, from which there may be readily determined the information required in the operating reports to be filed with Family Heritage. Such records and accounts shall be open for inspection by Family Heritage, and/or its designated agents, at all reasonable times. If necessary in Family Heritage's opinion, the Franchise shall deliver to Family Heritage and/or its designated agents copies of all bookkeeping records not already in the possession of Family Heritage, including customer records, cash register tapes, sales and purchase records, and tax records, to enable Family Heritage to adequately audit Franchisee's gross sales and transaction volume. Investor hereby waives and shall vote its interest in the Franchise(s) to cause the Franchise(s) to waive any right to withhold tax records relative to the Franchise as privileged information. If Family Heritage shall determine, as a result of any such audit, that there has been a deficiency in the payment of any monthly operating fee, then such deficiency in the payment of such monthly operating fee shall become immediately due and payable with interest at the rate of 1.5% percent per month compounded from the original due date to the date payment is made. In addition, if it is found by such audit that the amount of transactions of any period have been understated by more than five percent (5%), or if a Franchise fails to provide any of the above mentioned records, the Franchise shall pay all reasonable costs and expenses incurred by Family Heritage in connection with such an audit or attempted audit, including but not limited to accounting and legal fees and failing that, Investor shall pay its proportionate share thereof.

7.17 Each Franchise shall, on a monthly basis on each date when payment of the Operating Fee is due, submit to Family Heritage a monthly remittance report on forms specified by Family Heritage, presenting the financial activities of the franchise for the immediately preceding month. Further, within fifteen (15) days of the end of each calendar quarter (or month if appropriate, each Franchise shall furnish to Family Heritage a quarterly (or monthly if reasonably necessary in Family Heritage's sole opinion) financial statement relative to the Franchise, and an annual financial statement, in each case in a form as specified by Family Heritage as to the number of transactions and gross receipts of the Franchise for the month/quarter in question. Each Franchise shall have its financial statement certified by an independent public accountant within 30 days after the close of its fiscal year.

7.18 Investor shall indemnify and hold Family Heritage harmless from any and all claims, liabilities, responsibilities, and damages and any costs or expenses by reason of any loss of life or injury or claimed injuries to persons or property that may be sustained in connection with the operation of a Franchise's business. Each Franchise shall maintain and keep in force during the term of this Agreement, for the mutual benefit of Family Heritage and the Franchise and the investors, all necessary insurance, including (where applicable), but not limited to, adequate Workers' Compensation insurance, liability insurance, personal injury endorsement, in an amount of not less than One Million Dollars ($1,000,000.00) and property damage insurance in an amount of not less than Five Hundred Thousand Dollars ($500,000.00). All such policies shall name Family Heritage and the investors as an additional named insureds covering public liability of all kinds. Each Franchise shall cause to be furnished to Family Heritage a Certificate of Insurance on each policy and the endorsement thereto, prior to the Opening of the franchise. Each Franchise shall promptly pay all premiums on each policy as they become due and payable. Each Franchise shall also provide Family Heritage with a written statement from the Franchise's insurance company that Family Heritage will be provided not less than thirty (30) days written notice prior to cancellation by the insurance company of any insurance coverage mentioned above.

7.19 Each Franchise shall cause all employees of the Franchise, its agents and representatives to dress appropriately in the keeping of the Family Heritage image while working at the ATM Site, as Family Heritage may specify from time to time, so as to present a neat and clean appearance.

7.20 Each Franchise conduct its operations in strict compliance with all applicable laws, ordinances, regulations, and other requirements of any federal, state, county, municipal or other government and the Franchise will obtain, at its own expense, all necessary permits, licenses, or other consents for the operation of business, and will maintain in good standing during the term of this Agreement all required permits, licenses and other such consents.

7.21 Each Franchise shall be solely responsible for payment of all taxes, including, but not limited to, sales, payroll, franchise, income, personal property, and gross receipts taxes which are assessed as a result of the Franchise operations.

7.22 Each Franchise will record all transactions at the time of the transaction in a manner approved by Family Heritage.

7.23 No Franchise shall sell, dispense, give away or otherwise provide any service or product except by means of retail services or sales at the ATM Site without Family Heritage's prior written consent.

7.24 The Investor and each Franchise shall cooperate with Family Heritage in taking any action, or refraining from any action, which in the judgment of Family Heritage is necessary or desirable to promote and enhance the quality of the service and/or products offered by the Franchise, and/or of the image of the Franchise in the community.

7.25 All local advertising, promotions or other forms of publicity to be employed by a Franchise shall be submitted to Family Heritage in detail for written approval prior to use. No such advertising or promotion will be implemented by a Franchise until approved in writing by Family Heritage.

8.0 TRANSFER AND ASSIGNMENT

8.1 Investor shall neither sell, assign, transfer nor encumber this Agreement, a Franchise, or any other interest hereunder, nor suffer or permit any such assignment, transfer or encumbrance to occur by operation of law or otherwise, without the prior written consent of Family Heritage.

8.2 In the event of the death, disability or permanent incapacity of Investor, Family Heritage shall not unreasonably withhold its consent to the transfer of all the interest of

Investor in the Franchise(s) to Investor's spouse, heirs or relatives, by blood or marriage, or legal representative, whether such transfer is made by will or operation of law, provided that the requirements of Clause 8.5 hereof have been met and further provided that the written consent of Family Heritage has been obtained. In the event the written consent of Family Heritage is not obtained, Investor, or, where applicable, Investor's heirs or legal representative, shall have a reasonable period of time to dispose of Investor's interest in the Franchise(s), which disposition shall be subject to all the terms and conditions for transfers under this Agreement.

8.3 In the event Investor or its successor is a corporation, limited liability company or partnership or similar entity, it is agreed as follows:

8.3.1 The Articles of Incorporation and By-Laws, Articles of Operation and Operating Agreement or the Partnership Agreement as applicable, shall reflect that the issuance and transfer of voting stock, or other ownership interest therein, is restricted by the terms of this Agreement. Investor shall furnish Family Heritage at the time of the execution of this Agreement or of assignment to the corporation, limited liability company or partners of the investment in a Franchise, a written agreement stating that no stockholder, member or partner will sell, assign or transfer voluntarily or by operation of law securities or any ownership interest in the Franchise, to any person or entity other than existing shareholders, members or partners, to the extent permitted hereunder, without the express prior written consent of Family Heritage.

8.3.2 If Investor, or a successor is a corporation, the majority of the capital stock thereof shall not at any time or in the aggregate be sold, assigned, pledged, mortgaged or transferred without the express prior written consent of Family Heritage. Likewise, if the Investor or a successor is a limited liability company, the majority of the ownership interest therein shall not at any time or in the aggregate be sold, assigned, pledged or mortgaged or transferred without the express prior written consent of Family Heritage.

8.4 In the event Investor desires to form a corporation or a limited liability company for the sole purpose of acting as the "Investor" under this Agreement, in addition to the conditions imposed under Clause 8.3 hereinabove, the following terms and conditions must be complied with, unless otherwise agreed in writing by Family Heritage:

8.4.1 Investor must be the owner of the majority of the voting stock of the corporation or a majority of the ownership interest in the limited liability company as the case may be and, in either case, the principal executive officer thereof;

8.4.2 Investor must comply with the provisions of Clause 8.5 hereinbelow; and

8.4.3 The shareholders holding majority interest in the corporation or the members holding a majority interest in the limited liability company shall enter into a written agreement with Family Heritage, on Family Heritage's standard form, guaranteeing the full payment of the money obligations of the corporation/limited liability company to Family Heritage as individual surety and agreeing to be bound individually by the non-compete obligation stated hereunder.

8.5 While Family Heritage agrees not to unreasonably withhold its consent to a sale, assignment or transfer by Investor hereunder, Family Heritage consent to such transfer may be refused unless:

8.5.1 All obligations of Investor created by this Agreement and all other related franchise documents, and the relationship created hereunder are assumed in writing by transferee;

8.5.2 All ascertained or liquidated debts of Investor and of the Franchise(s) to Family Heritage have been paid;

8.5.3 Investor is not in default under this Agreement or any other agreement with Family Heritage and the Franchise(s) is/are not in default with any of the obligations stated as being an obligation of the Franchise hereunder;

8.5.4 A manager designated to Family Heritage by transferee (unless the person designate by Investor who received training will become the Manager) satisfactorily completes the training required under Clauses 6.11 and 7.14 on Family Heritage's then current terms prior to the date of transfer;

8.5.5 Family Heritage is satisfied that transferee meets all the requirements of Family Heritage's new franchise owners, including, but not limited to, good reputation and character, business experience, operational ability, financial strength and other business considerations;

8.5.6 Investor, or in the appropriate case, its partners, members in case of a LLC or shareholders holding a majority interest in the corporation and in any case, its management personnel execute a general release under seal, in a form satisfactory to Family Heritage, of any and all claims in law and in equity, and real or imaginary against Family Heritage; and

8.5.7 Investor or transferee pays to Family Heritage a transfer fee in an amount (not to exceed $1,000) sufficient to cover Family Heritage's reasonable cost in effecting the transfer and in providing initial assistance other than training transferee.

8.6 If Investor desires to sell, assign or transfer this Agreement and its interest in a Franchise, except where the transfer is sought to be made upon the death, disability or permanent incapacity of Investor to Investor's spouse, heirs, relatives, or legal representative, Family heritage has a right of first refusal to acquire such interest under the following terms:

8.6.1 Investor must first receive and desire to accept a bona fide written offer from a third party to purchase the Investor's interest in the Franchise and all rights and interest in this Agreement.

8.6.2 Investor shall deliver a copy of such bona fide offer to Family Heritage and Family Heritage shall have the option, exercisable within 30 days after receipt of the copy of such bona fide offer and the other information set forth in this paragraph, to purchase Investor's interest in the Franchise and all rights and interests in this Agreement under the same terms and conditions as offered by the third party.

8.6.2.1 In order that Family Heritage have information sufficient to enable it to determine whether to exercise its option, Investor shall deliver to Family Heritage certified Franchise financial statements as of the end of Franchise's most recent fiscal year and such other information about the business and operation of the Franchise as Investor has provided the third party.

8.6.2.2 If Family Heritage does not exercise its option within the esaid thirty (30) day option period, Investor may, within thirty (30) days from the expiration of the option, sell, assign or transfer its interest in the Franchise and all rights, titles and interests under this Agreement to the third party on terms no less favorable than those offered to Family Heritage, provided Family Heritage has consented to such transfer as required by this Article 8.0.

8.6.2.3 Any material change in the terms of the offer from the third party prior to closing of the sale to such third party shall constitute a new offer, subject to the same right of first refusal by Family Heritage as in the case of the initial offer.

8.6.2.4 Failure by Family Heritage to exercise the option afforded by this paragraph 8.6.2 shall not constitute the waiver of any other provision of this

Agreement, including all of the requirements of this Article 8.0 with respect to the proposed transfer.

8.7 This Agreement shall inure to the benefit of Family Heritage, its successors and assigns, and Family Heritage shall have the right to transfer and assign all or any part of its interests herein to any person or legal entity.

9.0 DEFAULT AND TERMINATION

9.1 Investor acknowledges that complete performance of all the terms of this Agreement is necessary for the protection of Family Heritage and its franchisees. It is therefore agreed that complete and exact performance by the Investor of each of Investor's obligations contained herein is a condition to the continuance of Investor's investment in the Franchise(s).

9.1.1 If Investor defaults in the performance of any of its substantive obligations under the terms of this Agreement, Family Heritage, in addition to all other remedies available to it, at law or in equity, may declare this Agreement automatically terminated unless such default is cured within thirty (30) days after written notice thereof from Family Heritage to Investor. However, if the default is other than a failure to pay a monetary obligation to Family Heritage and of a nature that more than thirty (30) days are reasonably required to cure, Investor shall commence to cure the default within said day period and shall proceed with such cure with due diligence with a view to accomplishing the cure at the earliest possible moment, and within the period, if any, designated by Family Heritage as the allowable additional time within which the cure must be accomplished.

9.1.2 Further, notwithstanding anything herein elsewhere contained, if Investor shall repeatedly fail to comply with the terms of this Agreement, or any of them, of any nature, even though such failures may be cured within the applicable grace periods, Family Heritage shall have the right by written notice given to Investor immediately to declare this Agreement terminated, which right shall be in addition to and without prejudice to any other right or remedy to which Family Heritage may be entitled to under this Agreement or otherwise under applicable law.

9.2 The occurrence of any one of the following events shall constitute a default under this Agreement:

9.2.1 Failure of Franchise's designated manager to pursue and/or satisfactorily complete the initial training program as specified in Clauses 6.9 and 7.12 hereof.

If Family Heritage chooses to terminate for this default, it shall refund to Investor the franchise fee less 10%.

9.2.2 Failure of the Franchise's designated manager to pursue and/or satisfactorily complete any mandatory training programs offered by the Family Heritage subsequent to the initial training program.

9.2.3 Failure of the Franchise to timely submit to the Family Heritage the financial or other information required under this Agreement.

9.2.4 Failure of a Franchise to maintain its ATM Site in accordance with the Family Heritage's plans and specifications or to equip the ATM Site(s) in accordance with the Family Heritage's plans and specifications.

9.2.5 Default by a Franchise under any lease or sublease of the ATM Site and to cure such default within the period required in said lease or sublease, or loss of the right to possession of the ATM Site for any reason other than upon expiration of the lease or sublease.

9.2.6 Failure of Investor or the Franchise to remit to Family Heritage, any payments when due.

9.2.7 Attempt by Investor to make an assignment in violation of this Agreement.

9.2.8 Failure of a Franchise to operate the ATM Site during such days and hours as may be specified in accordance with this Agreement.

9.2.9 Failure of a Franchise to comply with all of the terms of the Operations Manual a summary of which is supplied hereunder by Family Heritage as the same may be amended from time to time. Copies of a summary of such amendments shall be supplied by Family Heritage to Investor and each Franchise.

9.2.10 Failure of Investor to comply with all of the terms of this Agreement or any other agreement between Investor and Family Heritage.

9.2.11 Failure of Investor or a Franchise to obtain the Family Heritage's prior written consent or approval where expressly required by this Agreement.

9.2.12 Operation of a Franchise in such a manner so as to affect materially and adversely the goodwill or reputation of Family Heritage and/or the Family

Heritage System.

9.2.13 Investor's misrepresentation to Family Heritage in connection with obtaining the investment in the Franchise.

9.2.14 A Franchise's misrepresentation to Family Heritage in connection with the operation and conduct of the Franchise.

9.3 Notwithstanding the foregoing, termination shall be effective immediately upon delivery of the notice of default where the grounds for termination or cancellation are:

9.3.1 Any affirmative act, of bankruptcy or insolvency by Investor, or the filing by Investor of any petition or action in bankruptcy or insolvency, or for appointment of a receiver or trustee, or an assignment by Investor for the benefit of creditors, or the failure to vacate or dismiss within days after filing any such proceedings commenced against Investor by a third party; or

9.3.2 Failure by Investor to cure, within forty-eight (48) hours after delivery of written notice thereof by Family Heritage to Investor, a default under this Agreement which materially impairs the goodwill associated with Family Heritage's trade names, trademarks, service marks, logo types or other commercial symbols or the use by Investor of any name, mark, system insignia or symbol which is owned by Family Heritage; or

9.3.3 Failure by a Franchise to cure, within forty-eight (48) hours after delivery of written notice thereof by Family Heritage to the Franchise and its investors, a default under the Operations Manual which materially impairs the goodwill associated with Family Heritage's trade names, trademarks, service marks, logo types or other commercial symbols or the use by the Franchise of any name, mark, system insignia or symbol not authorized by the Operations Manual; or

9.3.4 The use or sale of any product by a Franchise other than in strict accordance with the requirements of the this Agreement and the Operations Manual; or

9.3.5 The conviction of Investor, or any of its principals if it is a partnership, LLC or corporation, of a crime which may tend to affect adversely the goodwill or reputation of the Franchise, Family Heritage or the Family Heritage System.

9.3.6 (v) Abandonment of the franchise. For purposes of this Agreement

"Abandonment" shall mean the failure of a Franchise (other than with Family Heritage's prior written approval) to keep the ATM Site open and operating for business during the opening hours at the specified location.

9.4 In addition to the foregoing, Investor recognizes and acknowledges the unique value and secondary meaning attached to the Family Heritage System, and the Family Heritage trademarks, service marks, standards of operation and property. It is agreed that any noncompliance therewith or unauthorized or improper use thereof will cause irreparable damage to Family Heritage and its franchisees. Investor therefore agrees that if Investor or the Franchise should engage in any such unauthorized or improper use thereof, during or after the period of the franchise, Family Heritage shall be entitled to both permanent and temporary injunctive relief from any court of competent jurisdiction in addition to any other remedies to which Family Heritage may be entitled, at law or in equity, under this Agreement or otherwise under applicable law.

9.5 In the event of termination of this Agreement by Family Heritage due to an Investor default under this Article 9.0, Investor shall immediately sell its interest in the Franchise back to Family Heritage at a price equal to fifty percent (50%) of the original price that Investor paid Family Heritage for its interest.

9.6 Unless otherwise authorized by Family Heritage in writing, in the event of expiration or termination of this Agreement for any reason, or upon the sale, transfer or assignment of its interest in the franchise by Investor, all of Investor's rights hereunder shall terminate. Investor shall immediately discontinue all use of trade names, trademarks, logotypes, forms of advertising and other commercial symbols of Family Heritage, and forms of advertising indicative of Family Heritage,. Further, Investor shall discontinue, and if Family heritage advises Investor that all investment agreements in the Franchise have been terminated Investor shall cause the Franchise to discontinue, the use of any and all printed goods and materials using said trade names, trademarks, logos and other commercial symbols of Family Heritage. Family Heritage agrees to repurchase all such usable supplies and materials from the Franchise at the Franchise's cost.

9.6.1 If Investor refuses to comply with the terms hereof after Family Heritage requests compliance, Family Heritage shall have the right, without being deemed guilty of trespassing or any other offense, to make or cause to be made such changes at Investor's pro-rata expense, which Investor agrees to pay upon demand.

9.6.2 If the Franchise has leased the ATM Site, Family Heritage may, in its sole discretion, assume the lease and may purchase the accounts receivable, or usable inventory at the then current cost, and reimburse Investor pro-rata, at fair market value, less any liens, for the leasehold improvements and fixtures which were purchased by the Franchise.

9.6.3 No value will be assigned to goodwill, nor will Franchisee be entitled to any refund of the initial franchise fee, except as provided in subparagraph a(i) and (ii) of this paragraph 10.

9.7 Expiration or termination of this Agreement for any reason shall not affect, modify, or discharge any note, account receivable, or debt, contingent or otherwise, existing or arising under this Agreement, or any prior agreement, contract, or dealing between Family Heritage and Investor.

10.0 NON-COMPETITION

10.1 Upon the sale, transfer or assignment by Investor of its interest in a Franchise, or upon expiration of a Franchise, or upon the termination of this Agreement for whatever reason, Investor shall refrain from engaging directly or indirectly in any business similar to that which is performed by the Franchise, at the ATM Site and within ten (10) miles from any Family Heritage-owned or franchised operation for a period of 1 year thereafter.

10.2 Covenants contained in this Article 10.0, shall be construed as severable and independent, and shall be interpreted and applied consistent with the requirements of reasonableness. Any judicial reformation of these covenants consistent with this interpretation shall be enforceable as though contained herein and shall not affect any other provisions or terms of this Agreement.

11.0 FAMILY HERITAGE'S OPERATIONS MANUAL

The success of the Family Heritage System depends on the national goodwill resulting from strict consistency in quantity and quality of Family Heritage services and products and the good service which consumers expect to encounter at every Family Heritage ATM site. This conformity can be achieved only through the rigid adherence by each Franchise, and by other licensed franchises of Family Heritage, to a consistent plan of operation.

To this end, Family Heritage has created and continues to improve its standard Operations Manual, a summary of which, in its current iteration, is hereby incorporated by reference into, and made part of, this Agreement.

11.1 Investor covenants to so vote its interest in the Franchise(s) so as to cause it to operate in strict conformance with the Operations Manual.

The Operations Manual sets forth provisions relating to certain important obligations on the part of franchises and sanctions in the event of noncompliance with such obligations. Such provisions shall be binding upon Investor and the Franchise to the same extent as if set forth verbatim in this Agreement, and such provisions may be changed from time to time by Family Heritage in its sole discretion, provided that changes are reasonably designed to enhance Family Heritage's products, system, or franchise operation and are uniformly applied with respect to all investors and their franchises. Any administrative or financial sanction set forth in the Operations Manual shall be in addition to, and not in derogation or limitation of, any right or remedy granted to Family Heritage under this Agreement, the Operations Manual, or any other document, or otherwise available to Family Heritage at law or in equity, including without limitation, the right to terminate a franchise in the event of certain defaults or delinquencies.

11.2 Investor understands and agrees that the Family Heritage System is constantly being modified and improved, and that such modifications and improvements require changes from time to time in the system of operations of the Franchise. Investor covenants to vote its interest in the Franchise(s) to cause it to conduct its operations in accordance with the Operations Manual and subsequent amendments thereto, provided that such changes are reasonably designed to enhance Family Heritage's services, products and/or system and/or franchise operation and are uniformly enforced on all other investors and licensed franchises.

11.3 The Operations Manual and the Operating Manual Summary contain trade secrets and confidential information of Family Heritage and will remain the property of Family Heritage and shall be returned to Family Heritage, together with any copies thereof then in the possession of Investor and the Franchise upon termination of this Agreement. Investor covenants not to reveal the contents of the Operations Manual or the Operating Manual Summary to any third persons.

11.4 Investor clearly understands that, while Family Heritage's training program will provide a Franchise's designated manager and anyone else who receives the training with the fundamental knowledge necessary to operate a unit, Investor cannot expect success unless he devotes his best personal efforts to the business and exercises good business judgment in dealing with the other investors in the Franchise and the Franchise.

12.0 INSPECTION BY FAMILY HERITAGE

12.1 Family Heritage's field representatives shall make periodic, unannounced inspections of ATM Site to ensure compliance with all requirements of this Agreement and the Operations Manual. The field representative shall be allowed to inspect any part of the ATM Site, including the Franchise books and financial accounts, at any time during business hours. At the conclusion of the inspection, the field representative shall prepare a written report which shall contain all of his observations and conclusions.

12.2 If the field representative determines that a condition amounting to a default of this Agreement pursuant to Article 9.0 hereof has occurred or exists, this conclusion shall be promptly communicated to Investor, the Franchise and Family Heritage.

12.3 If the field representative determines that a condition or practice exists or has occurred in violation of this Agreement other than a violation characterized as a default in accordance with Article 9.0 hereof, such conclusion shall be prominently indicated in his report.

13.0 PROTECTION OF TRADE SECRETS

13.1 The Family Heritage System and Family Heritage's information relating to the preparation, marketing and selling of Family Heritage services and related products, including the information contained in the Operations Manual, is a valuable trade secret of and proprietary to Family Heritage and acknowledged by Investor to be highly confidential. Investor covenants not to disclose any information pertaining to the Family Heritage System to any person without the express prior written consent of Family Heritage and shall use best efforts to prevent disclosure by the Franchise. Investor may disclose to the Franchise's designated manager such information deemed necessary to be disclose, provided such manager has signed Family Heritage's "Manager Secrecy Agreement" and Family Heritage has received such executed agreement.

13.2 If Investor engages in any business of providing services or selling products similar to those being sold or franchised by Family Heritage within two (2) years of the termination date of this Agreement, Investor shall assume the burden of proving that Investor has not used Family Heritage's confidential information in such business.

14.0 TRADEMAK NOT TO BE USED IN ADVERTISEMENTS FOR SALE OF INVESTOR'S INTEREST

The license granted hereunder in relation to Family Heritage's trademark does not include the right to use it to sell or advertise for sale of Investor's interest in the Franchise. No advertisement by Investor or other public solicitation for sale of his/her interest in this Franchise may include a representation of Family Heritage's trademark or any reference to Family Heritage or its trademark system.

15.0 FAMILY HERITAGE REPRESENTATIONS

Although Family Heritage has signaled a general intent to lease some franchises from their investors pursuant to the terms set forth in a Lease Agreement which has been presented to Investor, Investor acknowledges that Family Heritage has not represented to Investor that a "minimum," "guaranteed" or "certain" income from operation of any Family Heritage ATM site can be expected, except as otherwise indicated under Article 4.0 of the Lease Agreement offered by Family Heritage.

16.0 SUGGESTED RETAIL PRICES

Investor, together with other investors in the Franchise shall have the right to establish prices at which services are to be provided and/or products are to be sold as they may determine in their sole judgment. Whenever Family Heritage recommends a retail price, such recommendation is based on Family Heritage's experience concerning all factors that enter into a proper price, but such recommendation is in no manner binding on the Investor or the Franchise. Family Heritage reserves the right to advertise retail prices of Family Heritage ATMs, provided that such retail prices are qualified as "suggested." The parties understand and agree that such advertising shall not be construed as requiring Investor and the Franchise to adhere to such prices but that Investors and the Franchise shall have complete freedom to establish retail prices.

17.0 ATM SITE INFRACTIONS AND DEFICIENCIES TO BE CORRECTED

17.1 The following particular infractions or deficiencies shall be corrected within 5 days after notice to Franchise:

17.1.1 Failure to keep ATM and the ATM Site in general, clean and free of writings or markings,

17.1.2 Failure to keep ATM Site electric signs fully operative; and

17.1.2 Failure to keep ATM and ATM Site free of unauthorized advertising.

17.2 If the Franchise fails to correct any such deficiency within the time specified, Family Heritage will have authority to hire any local third party maintenance contractor to correct the deficiency at the pro rata expense of Investor. Such third party custodial attention shall continue at Family Heritage's discretion for a period of not more than two (2) weeks.

18.0 PROHIBITION AGAINST RAIDING OF EMPLOYEES

Investor shall not employ or seek to employ either directly or through a third party any person who is at the time employed by Family Heritage, any Franchise or another franchise/franchise owner and will not directly or indirectly induce any such person to leave his or their employment.

19.0 UNAVOIDABLE DELAYS

Delays in the performance of any duties hereunder which are not the fault of, and not within the reasonable preventive control of, the party due to perform, including but not limited to, fire, flood, earthquake, acts of failure to act of government, labor disputes including lockouts, natural disasters, acts of God, civil disorders, riots, insurrections, civil commotion work stoppages, slowdowns or disputes, or other events whether similar or otherwise, shall not cause a default in said performance, but the parties the time of performance shall be extended for a period of time equivalent to the length of delay caused thereby, or for such other reasonable period of time as may be agreed by the parties.

20.0 INVESTOR'S STATUS

At all times during the term of this Agreement, Investor shall not be considered a, shareholder, independent contractor, and neither an agent or an employee of Family Heritage, nor a partner or joint-venturer with Family Heritage.

21.0 .HEIRS, SUCCESSORS AND ASSIGNS

Subject to the provisions hereof relating to transfer and assignment, this Agreement is intended to and does bind the heirs, executors, administrators, successors and permitted assignee of any or all of the parties hereto.

22.0 CAPTIONS

The Article headings throughout this Agreement are for convenience and reference only, and the words contained therein shall not be held to expand, modify, amplify or aid in the interpretation, construction or meaning of this Agreement.

23.0 INVALID OR UNENFORCEABLE PROVISIONS

If any provisions of this Agreement, or its application to any person or circumstance, is deemed invalid or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement or the application of such provision to other persons or circumstances shall not be affected thereby, provided, however, that if any provision or application thereof is invalid or unenforceable, then a suitable and equitable provision shall be substituted therefore in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision, and if the parties cannot agree thereon, the matter shall be determined by arbitration as provided for in this Agreement.

24.0 ARBITRATION

Any controversy or claim arising out of or in relation to this Agreement, or the breach thereof, shall be finally settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the Arbitrators may be entered in any court having jurisdiction thereof.

24.1 The arbitration shall be conducted in Pittsburgh, Pennsylvania by three arbitrators. Each party shall select one arbitrator and the two arbitrators so selected shall select a third arbitrator, and failing a selection of an arbitrator by either party or by the two so selected, the arbitrator shall be selected by the American Arbitration Association, or any successor there to, on the application of either party.

24.2 The award rendered by the arbitrators shall be final and binding on the parties

24.3 Distribution of the costs of the arbitration including reasonable attorney fees shall be determined by the arbitrators.

24.4 Both parties hereto renounce the right to claim for and receive indirect, consequential, special, incidental or punitive damages, including those arising from loss of time, loss of profits, and/or loss of production. This exclusion is independent of any other remedy set forth in this Agreement.

25.0 NOTICES

All notices hereunder shall be hand delivered or sent by registered or certified mail to Family Heritage and Franchisee at their addresses as first written above, or at such other address as Family Heritage and/or Franchisee may from time to time advise the other by a written notice of change of address.

26.0 APPLICABLE LAW

This Agreement shall be governed in all respects and aspects by, and interpreted in accordance with, the laws of the Commonwealth of Pennsylvania (and, if and to the extent applicable, federal law) excluding any provision thereof that would give reference to the laws of another jurisdiction.

27.0 TERMINOLOGY

All terms and words used in this Agreement, regardless of the number and gender in which they are used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine, or neuter, as the context or sense of this Agreement or any section, paragraph or clause herein may require, as if such word had been fully and properly written in the appropriate number and gender.

28.0 STATUS OF AGREEMENT

28.1 This Agreement contains the entire agreement and understanding of the parties as to the subject matter hereof and, except as set forth in the Family Heritage's Disclosure Statement a copy of which has been provided to Franchisee and of which Franchisee acknowledges receipt, there are no representations, inducements, promises, agreements, arrangements or undertakings, oral or written, between the parties hereto other than those set forth and duly executed in writing. No agreement of any kind shall be binding upon either party unless and until the same has been made in writing and duly executed by both parties.

28.2 Upon acceptance of this Agreement by Family Heritage, all previous agreements, contracts, arrangements and understandings of any kind relative to the investment herein identified are canceled, and all claims and demands thereon are fully satisfied.

29.0 AMENDMENT OF AGREEMENT

This Agreement shall not be modified or amended except by a writing specifically prepared for such purpose and signed by each party's duly authorized representative

30.0 WAIVER

The waiver by either party hereto of any right hereunder, or failure to perform, or breach by the other party, shall not be deemed as a waiver of any other right hereunder, or of any other breach or failure of such other party, whether of a similar nature or otherwise. No waiver by Family Heritage of any default or failure to perform by Investor, or of any breach of the terms of this Agreement, shall preclude Family Heritage from thereafter requiring strict compliance or from declaring this Agreement revoked or terminated.

31.0 REPRESENTATIONS

No representation, promise, guarantee or warranty was made to induce the execution hereof or in connection herewith which is not expressly contained herein or in the disclosure statement. More specifically, no one acting on behalf of Family Heritage has made any written or oral claim, statement, assurance, promise or projection of any sort regarding the actual or prospective sales, earnings, gross profit or net profit of the franchise, which is the subject of this agreement. Investor recognizes that neither Family Heritage nor any other person can guarantee the success of the Franchise. By the execution and acceptance of this Agreement, the parties hereto acknowledge that they have read the same and understand each provision hereof. This Agreement, although drawn by Family Heritage, shall be construed fairly and reasonably, and not more strictly against one party than against the other party hereto.

32.0 PAYMENTS

All payments for franchise fees must be made payable to Family Heritage Estate Portfolio, Inc. Only William L. Atkinson II is authorized to accept this Agreement on behalf of Family Heritage Estate Portfolio, Inc.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in two originals by their duly authorized officers or with their hand and seal on the date(s) set forth hereinbelow.

Family Heritage Estate Portfolio, Inc.

By ______________________________
William L. Atkinson, II, President

Date: ____________________________

____________________________________(Investor)

By ______________________________

Title: ____________________________

Date: ____________________________

Exhibit 10

Franchise Lease Agreement

FRANCHISE LEASE AGREEMENT

PARTIES

This Franchise Lease Agreement, effective as hereinafter provided, is entered into by and between ____________________________, being a corporation / limited liability company / partnership / individual who resides at ____ (hereinafter referred to as "Lessor") and Family Heritage Estate Portfolio, Inc. a Pennsylvania corporation having a place of business at 102 Merchant Lane, Pittsburgh, PA 15205 (hereinafter "Lessee").

WITNESSETH:

WHEREAS, Lessor has entered into a Franchise Investment Agreement with Family Heritage signed by the parties on , 2002 and , 2002 respectively whereby Lessor has acquired interests in one or more Family Heritage Franchises (hereinafter referred to as the "Investment Agreement"); and

WHEREAS, Lessor desire to lease to Family Heritage and Family Heritage desires to lease from Lessor, all of Lessor's right to participate in the management and operation of the subject Family Heritage Franchise(s) (hereinafter referred to as "Franchise(s)"), including but not limited to the collection and retention of all fees and other income generated by the Franchise(s).

NOW, THEREFORE, the parties hereto intending to be legally bound, hereby agree as follows:

SCOPE

1. Lessor does hereby grant, and Lessee does hereby take, under lease, all of Lessor's rights in the Franchise(s), including all rights transferred by Family Heritage to Lessor under the Investment Agreement and Disclosure Statement, as well as all physical property in which Lessor has an interest in incident to the said Investment Agreement, including the Automatic Teller Machine(s) (hereinafter referred to as the "ATM(s)").

RELATIONSHIP OF LEASE AGREEMENT TO FRANCHISE AGREEMENT

2. Family Heritage's obligations to Lessor, and Lessor's rights against Family Heritage, pursuant to Article 6.0 of the Investment Agreement are hereby superseded in their entirety by Family Heritage's obligation to Lessor under this Franchise Lease Agreement.

    A. During the life of this Franchise Lease Agreement, Family Heritage's obligations enumerated herein are the sole and exclusive obligations which Family Heritage has to Lessor.

    B. During the life of this Franchise Lease Agreement, Lessor's rights enumerated herein are the sole and exclusive rights which Lessor has against Family Heritage.

TERMS OF THE LEASE

3. This Lease will begin on the Effective Date of this Franchise Lease Agreement and unless earlier terminated as provided herein, will end on the date twenty-five (25) years hence from the date of the first lease payment.

A. As consideration of for the lease of Lessor's rights under the Investment Agreement, Family Heritage shall pay Lessor the sum of the following:

i) Commencing the end of the first full calendar month after the Effective Date, a base monthly fee of $50.00 for each one-fifth (1/5) equity interest held by Lessor (as identified above) in each Franchise to which this Franchise Lease Agreement relates. The base fee shall be subject to adjustment as set forth in Attachment "A" entitled "Base Fee Calculation" attached hereto and made a part hereof; plus

ii) A monthly transactions fee equal to two cents ($0.02) per "surcharged transaction" during the calendar month in question, for each one-fifth (1/5) equity interest held by Lessor (as identified above) in a Franchise to which this Franchise Lease Agreement relates. As used herein, a "surcharges transaction' is a transaction resulting in the withdrawal of money from the Franchise's ATM.

B. Amounts due Lessor hereunder shall be due and payable within fifteen (15) days of the end of each calendar month

i) Lessor shall provide a five day grace period to the Family Heritage. Payment received after the grace period shall be subject to a $15 late fee.

4. Lessor's obligation to pay operating and advertising fees pursuant to Item 4(B) of the Investment Agreement is hereby waived for the life of this Franchise Lease Agreement.

FAMILY HERITAGE OBLIGATIONS

5. Family Heritage shall not assume, or be otherwise responsible for Lessor's obligations under Article 7.0 of the Investment Agreement. However, it is agreed that Family Heritage shall:

A. install, operate and maintain the ATM machine and the ATM Site as a Family Heritage Franchise to the best of its ability and at its own expense;

B. provide Lessor with a monthly report of Franchise surcharged transactions and if such average falls below 150 surcharged transactions per ATM and Family Heritage has determined to pay less than the $50.00 base monthly fee, a calculation of the average per machine surcharged transactions for all ATM Franchises in the securities offering;

C. contract, in the name of each Franchise, with a processor such as EFT Integration, Star Systems or Concord EFS, Inc or another entity of similar repute.

D. be responsible for maintaining the quality standards required by the Franchise Agreement;

E. pay all taxes which are incident to the operation of the Franchise as a business.

F. upon expiration or termination of all lease agreements relating to the Franchise, return all machinery and equipment in fair condition at the ATM Site.

LESSOR'S OBLIGATIONS

6. Lessor shall pay all taxes which are incident to ownership of the ATM, other ATM Site equipment, if any and/or the Franchise rights, and shall not, whether willfully or through neglect, cause the Franchise rights and assets to be encumbered in any way.

7. Lessor retains all obligations and responsibilities attributable to Lessor under Item 7 of the Investment Agreement. Nothing in this Lease Agreement shall be construed as limiting, canceling or waiving any rights afforded to Family Heritage under the Investment Agreement, except that Family Heritage shall not, during the life of this Lease Agreement, be entitled to the collect operating / marketing fees under Clause 4.2 of the Investment Agreement.

EFFECTIVE DATE

8. This Franchise Lease Agreement shall be effective concurrently with the Investment Agreement coming into effect..

9. Family Heritage shall take possession of an ATM Site upon its lease/ sublease by a Franchise and the ATM upon its delivery to the ATM Site

LIQUIDATED DAMAGES IN CASE OF DEFAULT

10. In the event that either party hereto shall neglect, refuse or in any way fail to execute and carry-out the lease herein provided for, at said time and place, then the party in default shall pay to the other party the sum of $500 as liquidated damages and not as a penalty.

11. In the event that Lessor shall default under the terms of this Agreement, Lessor shall pay to Family Heritage a sum equal to the sum of the fees paid by Lessee during the six (6) months immediately prior to month in which the default occurred. This sum is payable as liquidated damages and not as a penalty.

12. It is further agreed that, in the event that Family Heritage shall default under the terms of this Agreement and provided that the default has not been cured within a period of thirty (30) days of the date of receipt by Family Heritage of a notice from Lessee stating that Family heritage is in default and the nature of the default, then the Family Heritage shall pay to the Lessor a sum equal to:

(A) if the default occurs during the first twelve months of the Franchise Lease Agreement – the base and transaction fees paid by Family Heritage to Lessee during the four months immediately prior to the month during which the default occurred;

(B) if default occurs during the period from the first day of the thirteenth to the last day of the twenty-fourth month of the Franchise Lease Agreement the base and transaction fees paid by Family Heritage to Lessee during the three months immediately prior to the month during which the default occurred,

(C) two month's rent if the default occurs between during the period from the first day of the twenty fifth to the last day of the thirty-sixth month of the Lease Agreement the base and transaction fees paid by Family Heritage to Lessee during the two months immediately prior to the month during which the default occurred,

(D) if the default occurs on or after the first day of the thirty seventh month the base and transaction fees paid by Family Heritage to Lessee during the month immediately prior to the month during which the default occurred.

13. This sum so determined is payable as liquidated damages and not as a penalty.

ASSIGNMENT

14. This Agreement shall be assignable by the Lessee. Lessor's assignment is subject to the transfer and assignment restrictions set forth in Article 8.0 of the Franchise Agreement.

APPLICABLE LAW

15. In accordance with Article 26.0 of the Investment Agreement, this Franchise Lease Agreement shall be governed in all respects and aspects by the laws of the Commonwealth of Pennsylvania excluding any provision that gives reference to the laws of another jurisdiction.

FORCE MAJEURE

16. Any delays in or failure of performance by either Party (including reductions in fee payments), shall not constitute default hereunder or give rise to any claims for damages, if and to the extent such delays or failures of performance are caused by acts of war, acts or failures to act of government, revolution, civil commotion, strike, lockout, blockage, embargo or sabotage, fires, earthquakes, floods, explosions, and other events whether similar or dissimilar which are not within the reasonable control of the Party affected, and which by exercise of reasonable diligence the Party affected is unable to prevent and also including an event of Force Majeure against a third party which affects access to the ATM Site. Delay occasioned by events of Force Majeure shall give rise to an extension of time for performance of either Party's obligations under this Agreement equal to the period of delay caused thereby.

RELATINSHIP OF THE PARTIES

17. Nothing contained herein shall be construed to mean that Family Heritage is a partner, joint venturer, agent or employee of Lessor.

ARBITRATION

18. Any controversy or claim arising out of or in relation to this Agreement, or the breach thereof, shall be finally settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the Arbitrators may be entered in any court having jurisdiction thereof.

(A.) The arbitration shall be conducted in Pittsburgh, Pennsylvania by three arbitrators. Each party shall select one arbitrator and the two arbitrators so selected shall select a third arbitrator, and failing a selection of an arbitrator by either party or by the two so selected, the arbitrator shall be selected by the American Arbitration Association, or any successor there to, on the application of either party.

(B.) The award rendered by the arbitrators shall be final and binding on the parties

(C.) Distribution of the costs of the arbitration including reasonable attorney fees shall be determined by the arbitrators.

(D.) Both parties hereto renounce the right to claim for and receive indirect, consequential, special, incidental or punitive damages, including those arising from loss of time, loss of profits, and/or loss of production. This exclusion is independent of any other remedy set forth in this Agreement.

WAIVER

19. The waiver by either party hereto of any right hereunder, or failure to perform, or breach by the other party, shall not be deemed as a waiver of any other right hereunder, or of any other breach or failure of such other party, whether of a similar nature or otherwise. No waiver by Family Heritage of any default or failure to perform by Investor, or of any breach of the terms of this Agreement, shall preclude Family Heritage from thereafter requiring strict compliance or from declaring this Agreement revoked or terminated.

NOTICES

20. All notices hereunder shall be hand delivered or sent by registered or certified mail to Family Heritage and Franchisee at their addresses as first written above, or at such other address as Family Heritage and/or Franchisee may from time to time advise the other by

a written notice of change of address.

ENTIRE AGREEMENT AND AMENDMENT

21. All defined terms herein which do not have a meaning ascribed to them herein shall have the meaning ascribed to them in the Investment Agreement.

22. This Agreement contains the entire agreement and understanding of the parties as to the subject matter hereof and, there are no representations, inducements, promises, agreements, arrangements or undertakings, oral or written, between the parties hereto other than those set forth and duly executed in writing. No agreement of any kind shall be binding upon either Party unless and until the same has been made in writing and duly executed by both Parties.

23. This Agreement shall not be modified or amended except by a writing specifically prepared for such purpose and signed by each Party's duly authorized representative

SIGNATURES

IN WITNESS WHEREOF, the parties hereto do set their hands and seals on the date(s) indicated.

WITNESS:

____

Family Heritage Estate Portfolio, Inc.
By: ______________________________
William L. Atkinson, II, President

Date: ______________________________

WITNESS

____

______________________________ Lessor

By: ______________________________
Title: ______________________________

Date: ______________________________

ATTACHMENT A

BASE FEE CALCULATION

1.0 Amount of Investment / Projected Base Monthly Income

Amount of Investment	Projected Base Monthly Income
$25,000	$250.00
$20,000	$200.00
$15,000	$150.00
$10,000	$100.00
$5,000	$ 50.00

Note: Minimum investment is $5,000 and under lease provides a $50.00 base monthly fee (subject to adjustment). Additional investments are made in $5,000 increments. For each additional $5,000 the base monthly fee is increased accordingly as noted above.

2.0 The base monthly fee amount specified in Clause 2 A i) of the Agreement is based on the entire installed base of ATM's in the securities offering maintaining an average of 150 surcharged transactions per ATM per month. If the average surcharged transactions per ATM falls below 150 per month for one or more months, then Family Heritage may at its sole option, reduce the payment based on the percentage decline in surcharged transactions from 150 surcharged transactions for each month in which the average surcharged transactions per machine remains below 150 surcharged transactions. For example, if the average falls to 100 surcharged transactions per ATM per month, Family Heritage may, at its sole option, reduce the base monthly fee by 33%.

Exhibit 11

Opinion of Counsel

NAGEL & ASSOCIATES, LLC

ATTORNEYS AT LAW

THE PENNSYLVANIAN
1100 LIBERTY AVENUE, SUITE THREE
PITTSBURGH, PENNSYLVANIA 15222
TELEPHONE (412) 263-2707
FACSIMILE (412) 263-3424

Joel M. Nagel
Extension 11

April 24, 2002

Family Heritage Estate Portfolio, Inc.
Settlers Cabin Business Center
102 Merchant Lane
Pittsburgh, Pennsylvania 15205

RE: Opinion of Counsel regarding legality of Securities

Dear Directors:

In connection with the proposed offer and sale of up to 1,000 investment contracts at an individual price of $5,000.00 on behalf of Family Heritage Estate Portfolio, Inc., we have made such legal examination and inquiries as we have deemed advisable or necessary for the purpose of rendering this opinion and have examined originals or copies of the following documents and corporate records:

1. The Company's Articles of Incorporation, as amended,
2. The Company's Bylaws,
3. The Company's resolutions of the Board of Directors authorizing the issuance of securities, and
4. The application for registration, including the Disclosure Document, as filed by Family Heritage Estate Portfolio, Inc. with the U.S. Securities & Exchange Commission on Aprill 29, 2002,

Based on our examination and inquiry, we are of the opinion that, upon effectiveness of the registration, and when issued and sold in the manner referred to in the registration and under the applicable subscription agreement, the securities will be duly authorized, fully paid and nonassessable.

We consent to the filing of this opinion as an exhibit to the application for registration filed with the Securities Commission.

Very truly yours,

Joel M. Nagel, Esq.

Exhibit 12

Specimen of Security to be Offered

CERTIFICATE OF OWNERSHIP

Family Heritage Advanced Team Management

THIS IS TO CERTIFY THAT

YOUR NAME

HAS OWNERSHIP OF

A ______ FIFTH (___/5th) INTEREST IN

ATM SERIAL NUMBER - - - - - - - - - - - - -

WILLIAM L ATKINSON II , PRESIDENT   DATE